Prospectus Supplement (To Prospectus dated March 7, 2014)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-192873

11,000,000 Shares

AMERICAN EAGLE ENERGY CORPORATION

Common Stock

$6.60 per Share

We are offering 11,000,000 shares of our common stock to be sold in this offering. Our common stock is listed on the NYSE MKT under the symbol “AMZG.” On March 18, 2014, the last reported sale price of our common stock as reported on the NYSE MKT was $7.04 per share (after giving effect to the 1-for-4 reverse stock split). In connection with the pricing of this offering, we effected a 1-for-4 reverse stock split of our common stock. After this offering, the market price of our common stock may be different from its current price.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-10 of this prospectus supplement and in the reports we file with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, incorporated by reference in this prospectus supplement and the accompanying prospectus, to read about factors you should consider before investing in our common stock.

	Per Share	Total
Public offering price	$6.6000	$72,600,000
Underwriting discount and commissions	$0.3960	$4,356,000
Proceeds, before expenses, to us	$6.2040	$68,244,000

The underwriters may also purchase up to an additional 1,650,000 shares of common stock from us at the public offering price above, less underwriting discounts and commissions, within 30 days of the date of this prospectus supplement to cover any over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect that the shares of common stock will be ready for delivery on or about March 24, 2014.

Sole Book-Running Manager

Johnson Rice & Company L.L.C.

Senior Co-Managers

Northland Capital Markets	Euro Pacific Capital

Co-Managers

Canaccord Genuity	Wunderlich Securities

The date of this prospectus supplement is March 19, 2014.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus, and any related free writing prospectus required to be filed with the Securities and Exchange Commission (the “SEC”). We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus, any such free writing prospectus, and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations, and prospects may have changed since those dates. This prospectus supplement, the accompanying prospectus, and any related free writing prospectus do not constitute an offer or solicitation by anyone in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such solicitation under applicable state or foreign securities or “blue sky” laws.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, including the documents incorporated by reference, provides more general information, some of which may not apply to this offering. The accompanying prospectus was filed as part of our post-effective amendment no. 1 to our registration statement on Form S-3 (registration number 333-192873) with the Securities and Exchange Commission (the “SEC”) on March 6, 2014, as part of a “shelf” registration process. Under the shelf registration process, we may offer to sell common stock from time to time, in one or more offerings, up to a total dollar amount of $150,000,000. Generally, when we refer to this prospectus supplement, we are referring to both parts of this document combined. This prospectus supplement may supplement, update, or change information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with statements made in the accompanying prospectus or any documents incorporated by reference herein or therein, the statements made in this prospectus supplement will be deemed to modify or supersede those made in the accompanying prospectus and such documents incorporated by reference herein and therein.

The information in this prospectus supplement is not complete. Before you invest in our common stock, you should carefully read the registration statement described in the accompanying prospectus (including the exhibits thereto) of which this prospectus supplement and the accompanying prospectus form a part, as well as this prospectus supplement, the accompanying prospectus, and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus. The incorporated documents are described in this prospectus supplement under “Where You Can Find More Information” and “Important Information Incorporated by Reference.”

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). You can identify forward-looking statements by the use of forward-looking words, such as “expects,” “projects,” “predicts,” “believes,” “plans,” “anticipates,” “estimates,” “may,” “will,” “possible,” “goal,” “target,” “should,” or “intends” or the negative of those words or similar words. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions, and financial trends that may affect our business, financial condition, liquidity, and results of operations. For a discussion of factors that could cause actual results to differ from those contemplated in the forward-looking statements, please see the discussion under “Risk Factors” contained in this prospectus supplement and the reports we file under the Exchange Act that are incorporated by reference in this prospectus supplement and the accompanying prospectus. Forward-looking statements include, but are not limited to, statements about:

•	speculative nature of oil and natural gas exploration, particularly in the Bakken and Three Forks formations on which we are focused;
•	substantial capital requirements and ability to access additional capital;
•	ability to meet the drilling schedule;
•	uncertainty of drilling results;
•	results of acquisitions;
•	relationships with partners and service providers;
•	ability to acquire additional leasehold interests or other oil and natural gas properties;
•	defects in title to our oil and natural gas properties;
•	inability to manage growth in our businesses;
•	ability to control properties that we do not operate;
•	lack of geographic diversification;
•	competition in the oil and natural gas industry;
•	global financial conditions;
•	oil and natural gas realized prices;
•	ability to market and distribute oil and natural gas produced;
•	seasonal weather conditions;
•	government regulation of the oil and natural gas industry, including potential regulations affecting hydraulic stimulation and environmental regulations such as climate change regulations; and
•	uninsured or underinsured risks.

S-iii

We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory, and other risks, contingencies, and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements, other than as may be required by applicable law or regulation. Readers are urged not to place undue reliance on these forward-looking statements. Readers are also urged to review carefully and to consider the various disclosures made by us in our reports filed with the SEC, which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations, and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

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SUMMARY

This summary provides a brief overview of information contained elsewhere in or incorporated by reference into this prospectus supplement and the accompanying prospectus. Because it is abbreviated, this summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read this entire prospectus supplement, the accompanying prospectus, and any free writing prospectus distributed by us before making an investment decision, including the information presented under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus supplement and the financial statements and other information incorporated by reference into this prospectus supplement and the accompanying prospectus. In this prospectus supplement, unless the context otherwise requires, the terms “we,” “us,” “our,” and the “company” refer to American Eagle Energy Corporation and its subsidiaries.

Unless otherwise noted, all acreage, production, reserves, and financial information are presented on a pro forma basis after giving effect to the exercise of our option to purchase additional working interests and associated production from our JV partner in our operating area in the Williston Basin (our “Purchase Option”). See “Recent Developments — PSO Agreement” on page S-4 for more information regarding our Purchase Option. Except where otherwise indicated, all information regarding share amounts and prices reflect the 1-for-4 reverse stock split that we effected in connection with the pricing of this offering (the “Reverse Stock Split”).

Our Company

We are a Denver-based, growth-oriented independent energy company engaged in the acquisition, exploration, and development of oil and natural gas properties in the Williston Basin, focused in the northwest portion of Divide County, North Dakota (our “Spyglass Area”). On a pro forma basis after giving effect to the exercise of our Purchase Option to acquire 8,244 net acres, we hold 37,859 net acres where we have identified 265 net potential drilling locations prospective for the Bakken and Three Forks formations based on industry-accepted well spacing assumptions. On a pro forma basis after giving effect to the exercise of our Purchase Option, we operate approximately 24,037 net acres or 63% of our total acreage in our Spyglass Area comprised of 40 drilling spacing units (“DSUs”) with 178 net identified operated drilling locations. We expect to direct the majority of our 12-month capital budget through December 31, 2014 toward the drilling and completion of operated Bakken and Three Forks wells in our Spyglass Area.

As of March 4, 2014, we had 31 gross (18.1 net) operated wells on production, three wells completed but not yet producing, three wells completing and two wells currently being drilled. Not including the approximately 450 barrels of oil equivalent per day (“BOEPD”) associated with our exercise of our Purchase Option, our net average daily production for the fourth quarter ended December 31, 2013 was approximately 1,879 BOEPD. Total Ryder Scott engineered proved reserves at December 31, 2013 were approximately 13.6 million barrels of oil equivalent (“MMBOE”) with an associated SEC Pre-Tax PV-10 of approximately $308 million. On a pro forma basis after giving effect to the exercise of our Purchase Option, our estimated total proved reserves will be approximately 15.8 MMBOE with an SEC Pre-Tax PV-10 of approximately $363 million. See “Summary Historical and Pro Forma Reserve Data.”

12-Month Capital Expenditure Budget

For the 12-month period ending December 31, 2014, we plan to spend approximately $86.1 million to drill approximately 13.8 net operated wells and approximately 0.6 net non-operated wells in our Spyglass Area. Our 12-month capital plan contemplates having two horizontal capable rigs running continuously through December 31, 2014.

The following table presents summary acreage information and our 12-month drilling and completion budget through December 31, 2014 in our Spyglass Area:

Spyglass Area	Net Acres(1)	Net Identified Drilling Locations(1)	Planned Capital Expenditures
			Net Wells(2)	Drilling CapEx (in millions)
Operated	24,037	178	13.8	$82.2
Non-Operated	13,822	87	0.6	3.9
Total Williston Basin	37,859	265	14.4	$86.1

(1)	Net acres and net identified drilling locations are on a pro forma basis after giving effect to the exercise of our Purchase Option. See “Recent Developments — PSO Agreement.”
(2)	Our 12-month capital plan includes drilling 24 gross (13.8 net) operated wells and the completion of five wells that were drilled in 2013, two of which are under the terms of the Carry Agreement, one of which is under the terms of the Farm-Out Agreement, and two of which are regular working interest wells. See “Recent Developments — Carry Agreement” and “Recent Developments — Farm-Out Agreement.”

Other Properties

In addition to our focus area in Divide County, North Dakota, we have a total of approximately 12,000 net acres mostly located in Sheridan, Daniels, and Richland Counties, Montana, and southeastern Saskatchewan, Canada. We currently do not plan to devote capital to any of these areas over the next 12 months.

Our Business Strategy

Our strategy is to increase stockholder value by developing our current leasehold position in the Spyglass Area and growing estimated proved reserves, production, and cash flow to generate attractive rates of return on capital. Key elements of our business strategy include:

•	Develop Proven Formations within our Williston Basin Leasehold Position. We intend to accelerate development of our delineated acreage position in the Bakken and Three Forks formations in order to maximize the value of our resource potential. On a pro forma basis after giving effect to the exercise of our Purchase Option to acquire 8,244 net acres, we have identified a total of 265 net potential drilling locations on our 37,859 net acres in our Spyglass Area. To accelerate development of this inventory, we intend to operate two horizontal capable rigs continuously through December 31, 2014. We anticipate that we will drill approximately 24 gross (13.8 net) operated horizontal wells by December 31, 2014.
•	Employ Leading Edge Drilling and Completion Techniques. Our executive management team has extensive experience in drilling and completing wells in the Williston Basin, as they were involved in drilling some of the first horizontal wells in the basin over a decade ago. Tom Lantz, our Chief Operating Officer, led the development team at Halliburton that drilled the first Middle Bakken well utilizing both horizontal drilling and hydraulic stimulation in 2001 and has since led the drilling of hundreds of wells in the Williston Basin. Richard Findley, our Chairman, is credited with discovering the Elm Coulee field in the Williston Basin and was also involved with drilling some of the first wells in the basin utilizing horizontal drilling and hydraulic stimulation. By leveraging their years of experience, along with the expertise of our tier-one service providers, we believe that we have the knowledge to drill and complete wells that will provide attractive production rates, ultimate recoveries, and return on invested capital.
•	Evaluate and Pursue Strategic Acquisitions in the Williston Basin. We intend to continuously evaluate acquisition opportunities in the Williston Basin that share similar geographic and geologic characteristics with our existing acreage position. By focusing on our core Spyglass Area of the Williston Basin, we believe we can leverage our existing infrastructure, experience in the area, and industry relationships to maximize returns associated with any future acquisitions.

•	Expand Our Resource Potential Through Downspacing and Proving Additional Production Intervals. We believe that the current industry drilling spacing assumptions, which allocate four Bakken and four Three Forks locations per 1,280 acre drilling unit, may be conservative and we continue to monitor tighter spacing trends in the Williston Basin. Additionally, we believe there may be opportunities in the future to produce from other formations underlying our leasehold position, such as the second and third benches of the Three Forks formation, which are currently being successfully produced by other oil and natural gas companies in various parts of the Williston Basin. If we ultimately are successful in proving additional commercially viable formations within our existing leasehold, it could meaningfully add to our resource potential and drilling locations.
•	Maintain Adequate Liquidity and a Conservative Leverage Profile to Capitalize on Growth Opportunities. We are focused on maintaining adequate liquidity to support our working capital and capital expenditure needs, as well as to keep our leverage profile at a conservative level relative to our cash flows. After this offering and after giving effect to the application of a portion of the net proceeds of this offering of approximately $47 million (subject to purchase price adjustments) to exercise our Purchase Option, we expect to have approximately $58 million of cash. See “Capitalization” for more detail.

Our Competitive Strengths

We believe the following competitive strengths will help us execute our business strategy:

•	Multi-year Inventory of Identified Locations on a Contiguous, Delineated Acreage Position. On a pro forma basis after giving effect to the exercise of our Purchase Option, we have identified 265 net drilling locations across our 37,859 net acre position. We believe that successful offset operator activity directly to the northwest and southeast of our position and our own drilling results have largely de-risked the majority of this inventory. Assuming a continuous two-rig drilling program, we estimate that it would take approximately 17 years to drill our current inventory. In addition, a substantial portion of our acreage is held in contiguous blocks in the northwest portion of Divide County, North Dakota. We believe this contiguous acreage position allows us to develop our acreage in the most efficient and cost-effective manner, while optimizing well results and spacing configurations. We also believe that our acreage may be prospective for other oil-bearing formations based on its similar geologic characteristics to other portions of the Williston Basin where additional formations have been successfully produced. Establishing commerciality of additional formations underlying our acreage would meaningfully increase our resource potential and inventory.
•	High Degree of Operational Control. On a pro forma basis after giving effect to the exercise of our Purchase Option, we operate 63% of our 37,859 net acres in our Spyglass Area, which equates to 40 operated DSUs. As of December 31, 2013, we operated approximately 76% of the net wells in which we held an interest. Our significant operational control provides us with the flexibility to adjust our drilling program, including the selection of specific drilling locations, the timing of development, and the drilling and completion techniques used to effectively develop our leasehold acreage.
•	Lower Well Costs and Shallower Decline Curves. The Bakken and Three Forks formations in our Spyglass Area are found at shallower depths and are less pressured than in other portions of the Williston Basin. These shallower depths and lower pressures generally allow us to drill long lateral wells for $6.0 to $6.5 million as compared to an industry average of $7.5 to $10.5 million in deeper and higher pressured areas of the Williston Basin. In addition to lower costs, wells in and around our acreage also experience shallower decline curves relative to the deeper and higher pressured areas of the basin. These shallower decline curves are a result of the differing pressure gradients between the two areas. Lower costs and shallower declines result in estimated well economics that are on par with or exceed those results estimated in other areas of the Williston Basin.

•	Highly Experienced and Incentivized Management Team. Our operational and technical teams have an average of over 30 years in the industry and have led the drilling of hundreds of wells in the Williston Basin. Tom Lantz, our Chief Operating Officer, led the development team at Halliburton that drilled the first Middle Bakken well utilizing both horizontal drilling and hydraulic stimulation in 2001 and has since led the drilling of hundreds of wells in the Williston Basin. Richard Findley, our Chairman, is credited with discovering the Elm Coulee field in the Williston Basin and was also involved with drilling some of the first wells in the basin utilizing horizontal drilling and hydraulic stimulation. To date, we have drilled 37 gross operated wells in the Spyglass Area with a 100% success rate. We believe the experience and expertise of our management team will be instrumental in successfully executing our drilling program. In addition, prior to this offering, management and insiders own approximately 14% of the company (approximately 17% upon the exercise in full of all of their respective options).

Recent Developments

PSO Agreement.  On August 12, 2013, we entered into a Purchase, Sale and Option Agreement (the “Initial PSO Agreement”) with our joint venture partner in the Spyglass and West Spyglass areas of Divide County, North Dakota (our “JV partner”), which we amended on September 30, 2013 (the “First Amendment to PSO Agreement”), and subsequently amended again on October 2, 2013 (the “Second Amendment to PSO Agreement,” and, collectively with the Initial PSO Agreement and the First Amendment to PSO Agreement, the “PSO Agreement”), to purchase half of our JV partner’s total interest in the Spyglass and West Spyglass areas in Divide County, North Dakota for a total of approximately $94 million. In October 2013, we closed the first portion of the acquisition. For $47 million ($45 million at close after adjusting for positive purchase price adjustments), we purchased approximately 9,700 net acres in our Spyglass Area with production of approximately 750 BOEPD as of the June 1, 2013 effective date (the “First Acquisition”). These values represent approximately 31.3% of our JV partner’s working interest in its proved reserves and approximately 25% of our JV partner’s working interest in its undeveloped acreage. After the closing of the First Acquisition, we commenced referring to both the Spyglass and the West Spyglass areas as the “Spyglass Area.”

The PSO Agreement included the Purchase Option, pursuant to which we have the right to purchase additional working interests and net revenue interests in the same properties acquired as part of the First Acquisition. Our exercise of the Purchase Option would increase our net operated acreage by 8,244 net acres and add approximately 450 BOEPD of production. The acquisition would increase our Spyglass Area operated average working interest from approximately 44% to 55% in our total Spyglass Area and from approximately 51% to 60% in our proved area of Spyglass. Further, upon the exercise of the Purchase Option, (i) our JV partner and we will enter into a new joint operating agreement that will fully amend and replace the current joint operating agreements between us and (ii) our obligations under an earlier carry agreement between us will have been completely satisfied.

We commenced the process to exercise the Purchase Option on March 7, 2014 by providing our JV partner with written notice thereof in which we specified a closing date of March 31, 2014. The closing of the Purchase Option is subject to the satisfaction of certain conditions, including a financing condition in our favor. The consideration for the Purchase Option is payable on the closing date. We plan to use a portion of the proceeds from this offering to fund the Purchase Option.

Close of $26.8 million Public Offering.  In October 2013, we completed two sales of an aggregate of approximately 3,941,450 shares of our common stock to the public at $6.80 per share for gross proceeds of approximately $26.8 million. Net proceeds to us, after deducting underwriting discounts, commissions, and other expenses, were approximately $25.0 million. Net proceeds of the offering were used to meet certain conditions precedent, including working capital requirements, for us to access additional funds under our Credit Agreement. See “— Morgan Stanley Credit Agreement.” We used the Morgan Stanley funds, along with cash on hand, to fund the First Acquisition. See “— PSO Agreement.”

Carry Agreement.  On August 12, 2013, we and our wholly-owned subsidiary, AMZG, Inc., entered into a Carry Agreement (the “Carry Agreement”) with our JV partner. Under the terms of the Carry Agreement, our JV partner pays 100% of our working interest share of well development costs for up to five wells (mostly in the Bakken formation), which we will operate. We will receive 50% of our net revenue interest for each well until (1) the JV partner has recouped 112% of the development costs or (2) after two years, at which point we pay the remaining obligation for the JV partner to recoup 112% of the development costs on a per-well basis, at which time, 100% of each such wellbore interest reverts back to us. As of March 4, 2014, we have drilled four of the five wells and we are currently drilling the fifth well under the Carry Agreement. We expect to complete the fifth well before mid-year 2014.

Farm-Out Agreement.  Also on August 12, 2013, we entered into a Farm-Out Agreement (the “Farm-Out Agreement”) with our JV partner. Under the terms of the Farm-Out Agreement, our JV partner agrees to pay 100% of our working interest share of well development costs for up to six Three Forks or Bakken wells, which we will operate. The JV partner will receive 100% of our net revenue interest in each well until the JV partner has recouped 112% of the development costs on a per-well basis, at which time, 30% of each such wellbore interest reverts back to us. In addition, we retain our original working interest in the DSU and our original working interest for potential future wells in the DSU. As of March 4, 2014 we have drilled four of the six wells and we are currently drilling the fifth well under the Farm-Out Agreement. We expect to complete the fifth and sixth wells before mid-year 2014.

Morgan Stanley Credit Agreement.  On August 19, 2013, we entered into a senior credit facility (the “Credit Agreement”) with certain other parties thereto and Morgan Stanley Capital Group, Inc., as administrative agent for such parties. The facility is a senior secured reserve-based credit facility with a maximum potential commitment of $200 million. Initially, $68 million was committed and available for funding. Upon the satisfaction of certain conditions contained in the Credit Agreement, an additional $40 million was made available for the funding of the First Acquisition. See “— PSO Agreement.” Currently, we have $108 million drawn on the facility. Subject to the satisfaction of certain conditions contained in the Credit Agreement, we may request from time to time to borrow up to an additional $92 million under the Credit Agreement and, upon such request, the lenders under the Credit Agreement may agree to provide such loan or loans at their sole and absolute discretion.

The facility has a five-year term and carries a variable interest rate ranging from approximately 5.5% to 10.5%. The variable interest rate is based primarily on the ratio of the company’s proved developed reserves to its debt for a given period. As of February 28, 2014, the applicable variable interest rate on the facility was 10.5%.

Effective as of October 2, 2013, we entered into a First Amendment to Credit Agreement (the “First Amendment”) with the original parties. The First Amendment effected a reduction in our minimum working capital requirement and the liquid investments required to be held by us in accounts subject to the deposit account control agreement with the administrative agent and our depositary bank from $33 million to $23.5 million, in each case before and after giving effect to the borrowing of an additional $40 million under the Credit Agreement and before giving effect to the First Acquisition, in connection with our $40 million drawdown used for the funding of the First Acquisition in October 2013. See “— PSO Agreement”.

Reverse Stock Split

In connection with the pricing of this offering, we effected a 1-for-4 reverse stock split of our common stock. In connection with the Reverse Stock Split, the number of authorized shares of our common stock was reduced by the same ratio from 194,444,445 shares to 48,611,111 shares.

Corporate Information

We were incorporated in the State of Nevada on July 25, 2003 under the name “Golden Hope Resources Corp.” On November 7, 2005, we merged a newly formed wholly-owned subsidiary with and into us and changed our name to “Eternal Energy Corp.” On December 20, 2011, we merged a newly formed wholly-owned subsidiary with and into American Eagle Energy Inc., with American Eagle Energy Inc. surviving as our wholly-owned subsidiary. In connection with the 2011 merger, we changed our name to “American Eagle Energy Corporation.” Our principal executive office is located at 2549 W. Main Street, Suite 202, Littleton, Colorado 80120 and our telephone number at that address is (303) 798-5235. Our corporate website is www.americaneagleenergy.com. The information on our website is not part of this prospectus supplement, the accompanying prospectus, the registration statement, or any exhibits thereto or information incorporated therein by reference.

THE OFFERING

Issuer
American Eagle Energy Corporation
Common stock offered by us
11,000,000 shares, $0.001 par value (or 12,650,000 shares if the underwriters exercise their option in full to purchase additional shares of our common stock)
Public offering price
$6.60 per share
Common stock to be outstanding after this offering
28,712,141 shares (or 30,362,141 shares if the underwriters exercise their option in full to purchase additional shares of our common stock)(1)
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $67.7 million (or approximately $78.0 million if the underwriters exercise their option in full to purchase additional shares of our common stock) after deducting the underwriting discounts and commissions and our estimated expenses. We intend to use the net proceeds from this offering (i) to fund the exercise of our Purchase Option to acquire a portion of our JV partner’s interests in our existing acreage and wells in our Spyglass Area, (ii) to fund a portion of our capital budget for the 12-month period ending December 31, 2014, and (iii) for general corporate purposes, including working capital and additional leasehold acquisitions. See “Use of Proceeds” for more information.
Dividend policy
We have not declared or paid any cash or other dividends on our common stock, and do not expect to declare or pay any cash or other dividends on our common stock in the foreseeable future.
Risk factors
An investment in our common stock involves a high degree of risk and could result in a loss of your entire investment. Prior to making an investment decision, you should carefully consider all of the information in this prospectus supplement and the reports we file with the SEC pursuant to the Exchange Act, incorporated by reference in this prospectus supplement and the accompanying prospectus, and, in particular, you should evaluate the risk factors set forth under the caption “Risk Factors” beginning on page S-10 of this prospectus supplement.
Listing
Our common stock is listed on the NYSE MKT under the symbol “AMZG.”

(1)	The number of shares of common stock to be outstanding after this offering is based on 17,712,141 shares of common stock outstanding as of March 18, 2014 and excludes 1,926,775 shares of common stock issuable upon the exercise of outstanding options and 1,164,739 shares of common stock available for future grant under our 2013 Equity Incentive Plan. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters will not exercise their over-allotment option.

SUMMARY HISTORICAL AND PRO FORMA RESERVE DATA

The following table presents summary data with respect to our estimated net proved oil and natural gas reserves as of the dates indicated. Ryder Scott Company, L.P. (“Ryder Scott”), an independent petroleum engineer, provided its proved reserves report of Ryder Scott engineered reserves as of December 31, 2013 and on a pro forma basis after giving effect to the exercise of our Purchase Option. MHA Petroleum Consultants LLC (“MHA Petroleum”), an independent petroleum engineer, provided its proved reserves report of MHA Petroleum engineered estimated reserves as of December 31, 2012. We expect to use Ryder Scott on a going-forward basis. Our audit procedure required Ryder Scott to prepare its own estimate of proved reserves for fields comprising at least 80% of the aggregate net present value of our year-end proved reserves, discounted at 10% per annum. Reserve estimates are inherently imprecise and remain subject to revisions based on production history, results of additional exploration and development drilling, results of secondary and tertiary recovery applications, prevailing oil and natural gas prices, and other factors. You should read the notes following the table below and our financial statements and related notes included elsewhere or incorporated by reference in this prospectus supplement in conjunction with the following reserve estimates. As used in the table below, “Bbls” means barrels and “Mcf” means 1,000 cubic feet.

	As of December 31, 2013 Pro Forma(1)	As of December 31, 2013 Actual	As of December 31, 2012 Actual
Net Proved Reserves:
Proved Developed Oil Reserves (Bbls)	4,873,314	4,206,422	2,387,283
Proved Undeveloped Oil Reserves (Bbls)	9,275,839	7,902,086	3,010,259
Total Proved Oil Reserves (Bbls)	14,149,153	12,108,508	5,397,542
Proved Developed Natural Gas Reserves (cubic feet)	3,493,743	3,046,787	1,074,362
Proved Undeveloped Natural Gas Reserves (cubic feet)	6,577,876	5,605,205	1,064,707
Total Proved Natural Gas Reserves (cubic feet)	10,071,619	8,651,992	2,139,069
Total Proved Oil Equivalents (Boe)(2)	15,827,756	13,550,507	5,754,054
PV-10 (thousands)(3)(4)	$363,563	$308,091	$118,531
Standardized Measure of Discounted Future Net Cash Flows (thousands)	$261,147	$222,054	$76,908

(1)	Includes Ryder Scott engineered year-end 2013 proved reserves and a Ryder Scott roll-forward estimate of the proved reserves to March 31, 2014 incorporating the interests to be acquired upon the exercise of our Purchase Option.
(2)	Barrels of oil equivalent (Boe) are computed based on a conversion ratio of one Boe for each barrel of crude oil and one Boe for every 6,000 cubic feet (i.e., 6 Mcf) of natural gas.
(3)	The present value of estimated future net revenues as of December 31, 2012 was calculated using average consistent realized prices of $81.78 per barrel of oil and $3.38 per Mcf for natural gas. The present value of estimated future net revenues as of December 31, 2013 was calculated using the 12-month arithmetic average first-of-month price January 2013 through December 2013 for the respective years. The average realized prices used as of December 31, 2013 actual and pro forma were $90.63 per barrel of oil and $5.15 per Mcf of natural gas.
(4)	The Present Value of Estimated Future Net Revenues, Discounted at 10% (“PV-10”) is a non-GAAP financial measure. For a definition of PV-10, see “Non-GAAP Financial Measures; Reconciliations” below. See also “Supplemental Oil and Gas Reserve Information (Unaudited)” following our audited financial statements for the year ended December 31, 2012 included in our Annual Report on Form 10-K for the year ended December 31, 2012. PV-10 is considered a non-GAAP financial measure under SEC regulations because it does not include the effects of future income taxes, as is required in computing the standardized measure of discounted future net cash flows.

Non-GAAP Measures; Reconciliations

This prospectus supplement contains certain financial measures that are non-GAAP measures. We have provided reconciliations within this prospectus supplement of the non-GAAP financial measures to the most directly comparable GAAP financial measures. These non-GAAP financial measures should be considered in addition to, but not as a substitute for, measures for financial performance prepared in accordance with GAAP that are presented in this prospectus supplement.

PV-10 is the present value of the estimated future cash flows from estimated total proved reserves after deducting estimated production and ad valorem taxes, future capital costs, and operating expenses, but before deducting any estimates of future income taxes. The estimated future cash flows are discounted at an annual rate of 10% to determine their “present value.” We believe PV-10 to be an important measure for evaluating the relative significance of our oil and natural gas properties and that the presentation of the non-GAAP financial measure of PV-10 provides useful information to investors because it is widely used by professional analysts and investors in evaluating oil and natural gas companies. Because there are many unique factors that can impact an individual company when estimating the amount of future income taxes to be paid, we believe the use of a pre-tax measure is valuable for evaluating our company. We believe that PV-10 is a financial measure routinely used and calculated similarly by other companies in the oil and natural gas industry. However, PV-10 should not be considered as an alternative to the standardized measure as computed under GAAP.

The standardized measure of discounted future net cash flows relating to our total proved oil and natural gas reserves is as follows (in thousands):

	As of December 31,
	2013 Pro Forma(1)	2013 Actual	2012 Actual
	(in thousands) (Unaudited)
Future cash inflows	$1,334,386	$1,141,907	$448,623
Future production taxes	(147,317)	(125,904)	(49,927)
Future direct operating costs	(209,146)	(181,188)	(49,484)
Future development costs	(209,020)	(177,750)	(50,693)
Future net cash flows	768,903	657,065	298,519
10% annual discount for estimated timing of cash flows	(405,341)	(348,974)	(179,988)
PV-10	$363,562	$308,091	$118,531
Reconciliation of Non-GAAP Measure:
PV-10	$363,562	$308,091	$118,531
Future income taxes, discounted at 10% annually(2)	(102,415)	(86,037)	(41,623)
Standardized measure of discounted future net cash flows	$261,147	$222,054	$76,908

(1)	Includes Ryder Scott engineered year-end 2013 proved reserves and a Ryder Scott roll-forward estimate of the proved reserves to March 31, 2014 incorporating the interests to be acquired upon the exercise of our Purchase Option.
(2)	The present value of estimated future net revenues after income taxes, discounted at 10%, is referred to as the “Standardized Measure of Discounted Future Net Cash Flows.”

RISK FACTORS

You should carefully consider the risks described below and the reports we file with the SEC pursuant to the Exchange Act, incorporated by reference herein, before making an investment in our common stock. The risks and uncertainties described below are not the only ones facing us and there may be additional risks that we do not presently know of or that we currently consider immaterial. All of these risks could adversely affect our business, financial condition, liquidity, and results of operations. As a result, the market price of our common stock may be adversely affected if any of such risks are realized.

Risks Related to Our Business/General Risks and Uncertainties

There is no assurance that we will operate profitably or will generate positive cash flow in the future.

If we cannot generate positive cash flows in the future, or raise sufficient financing to continue our normal operations, then we may be forced to scale down or even close our operations. In particular, additional capital may be required in the event that drilling and completion costs for further wells increase beyond our expectations, or that we encounter greater costs associated with general and administrative expenses or offering costs. The occurrence of any of the aforementioned events could adversely affect our ability to meet our business plan.

We will depend heavily on outside capital to pay for the continued exploration and development of our properties. Such outside capital may include the sale of additional stock and/or commercial borrowing. Capital may not continue to be available if necessary to meet these continuing exploration and development costs or, if capital is available, it may not be on terms acceptable to us. The issuance of additional equity securities by us would result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

If we are unable to obtain financing in the amounts and on terms deemed acceptable to us, we may be unable to continue our business and as a result may be required to scale back or cease operations for our business, the result of which would be that our stockholders would lose some or all of their investment.

We may be unable to obtain additional capital that we will require to implement our business plan, which could restrict our ability to grow.

Future acquisitions and future exploration, development, production and marketing activities, as well as our administrative requirements (such as salaries, insurance expenses and general overhead expenses, as well as legal compliance costs and accounting expenses) will require a substantial amount of capital and cash flow.

Subject to the terms and conditions of the Credit Agreement, we may pursue sources of additional capital through various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. We may not be successful in identifying suitable financing transactions in the time period required or at all, and we may not obtain the capital we require by other means. If we do not succeed in raising additional capital, our resources may not be sufficient to fund our operations in the future.

Any additional capital raised through the sale of equity will dilute the ownership percentage of our stockholders. Raising any such capital could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of outstanding equity. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may include preferences, superior voting rights and the issuance of other securities. In addition, we have granted and will continue to grant equity incentive awards under our equity incentive plans, which may have a further dilutive effect.

Our ability to obtain financing, if and when necessary, may be impaired by such factors as the capital markets (both generally and in the oil and natural gas industry in particular), the location of our oil and natural gas properties, and prices of oil and natural gas on the commodities markets (which will impact the amount of asset-based financing available to us) and the departure of key employees. Further, if oil or natural gas prices decline, our revenues will likely decrease and such decreased revenues may increase our requirements for capital. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs (even to the extent that we reduce our operations), we may be required to cease our operations, divest our assets at unattractive prices, or obtain financing on unattractive terms.

We may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses, and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, which may adversely impact our financial condition.

If we are not able to generate sufficient funds from our operations and other financing sources, we may not be able to finance our planned development activity, acquisitions, or service our debt.

We have been dependent on debt and equity financing to fund our cash needs that are not funded from operations or the sale of assets, and we will continue to incur additional indebtedness to fund our operations. Low commodity prices, production problems, disappointing drilling results, and other factors beyond our control could reduce our funds from operations and may restrict our ability to obtain additional financing or to pay interest and principal on our debt obligations. Furthermore, we have incurred losses in the past that may affect our ability to obtain financing. Quantifying or predicting the likelihood of any or all of these occurring is difficult in the current domestic and world economy. For these reasons, financing may not be available to us in the future on acceptable terms or at all. In the event additional capital is required but not available on acceptable terms, we would curtail our acquisition, drilling, development, and other activities or could be forced to sell some of our assets on an untimely or unfavorable basis.

Restrictive debt covenants could limit our growth and our ability to finance our operations, fund our capital needs, respond to changing conditions, and engage in other business activities that may be in our best interests.

Our Credit Agreement (see “Summary — Recent Developments — Morgan Stanley Credit Agreement”) contains a number of significant covenants that, among other things, restrict or limit our ability to:

•	pay dividends or distributions on our capital stock;
•	make certain loans and investments;
•	enter into certain transactions with affiliates;
•	create or assume certain liens on our assets;
•	merge or to enter into other business combination transactions;
•	enter into transactions that would result in a change of control of us; or
•	engage in certain other corporate activities.

Also, our Credit Agreement requires us to maintain compliance with specified financial ratios and satisfy certain financial condition tests. Our ability to comply with these ratios and financial condition tests may be affected by events beyond our control, and we cannot assure you that we will meet these ratios and financial condition tests. These financial ratio restrictions and financial condition tests could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, or otherwise conduct necessary corporate activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under our Credit Agreement impose on us.

A breach of any of these covenants or our inability to comply with the required financial ratios or financial condition tests could result in a default under our Credit Agreement. A default, if not cured or waived, could result in all indebtedness outstanding under our Credit Agreement becoming immediately due and payable. If that should occur, we may not be able to pay all such debt or borrow sufficient funds to refinance it. Even if new financing were then available, it may not be on terms that are acceptable to us. If we were unable to repay those amounts, the lenders could accelerate the maturity of the debt or proceed against any collateral granted to them to secure such defaulted debt.

If we are not successful in continuing to grow our business, then we may have to scale back or even cease our ongoing business operations.

Our success is significantly dependent on a successful acquisition, drilling, completion, and production program. We may be unable to locate recoverable reserves or operate on a profitable basis. If our business plan is not successful, and we are not able to operate profitably, our investors may lose some or all of their investment.

We may have difficulty integrating and managing the growth associated with our acquisitions.

Our acquisitions may place a significant strain on our financial, technical, operational and administrative resources. We may not be able to integrate the operations of the acquired assets without increases in costs, losses in revenues or other difficulties. In addition, we may not be able to realize the operating efficiencies, synergies, costs savings or other benefits expected from such acquisitions. Any unexpected costs or delays incurred in connection with such integration could have an adverse effect on our business, results of operations or financial condition. We may need to hire new employees to help manage our operations, and we may need to add resources as we scale up our business. However, we may experience difficulties in finding additional qualified personnel and we may need to supplement our staff with contract and consultant personnel until we are able to hire new employees. Our ability to continue to grow after acquisitions will depend upon a number of factors, including our ability to identify and acquire new exploratory prospects and other acquisition targets, our ability to develop then existing prospects, our ability to successfully adopt an operated approach, our ability to continue to retain and attract skilled personnel, the results of our drilling program and acquisition efforts, hydrocarbon prices and access to capital. We may not be successful in achieving or managing growth, and any such failure could have a material adverse effect on us.

A portion of our properties are located in undeveloped areas. There can be no assurance that we will establish commercial discoveries on these properties.

Exploration for economic reserves of oil and natural gas is subject to a number of risk factors. Few properties that are explored are ultimately developed into producing oil and/or natural gas wells. A number of our properties are in the exploration stage only and are without proven reserves of oil and natural gas. We may not establish commercial discoveries on any of these properties that do not have any proved developed or undeveloped reserves. For information about our proved reserves, please see “Summary of Historical and Pro Forma Reserve Data” in this prospectus supplement and Note 15 to our consolidated financial statements as of and for the years ended December 31, 2012 and 2011, included in our Annual Report on Form 10-K for the year ended December 31, 2012.

Successful exploitation of the Williston Basin is subject to risks related to horizontal drilling and completion techniques.

Operations in the Williston Basin involve utilizing the latest drilling and completion techniques, including horizontal drilling and completion techniques, to generate the highest possible cumulative recoveries and therefore generate the highest possible returns. Risks that are encountered while drilling include, but are not limited to, landing the well bore in the desired drilling zone, staying in the zone while drilling horizontally through the formation, running casing the entire length of the well bore, and being able to run tools and other equipment consistently through the horizontal well bore. Completion risks include, but are not limited to, being able to hydraulically stimulate the planned number of stages, being able to run tools the entire length of the well bore during completion operations, and successfully cleaning out the well bore after completion of the final hydraulic stimulation stage. Ultimately, the success of these latest drilling and completion techniques can only be evaluated over time as more wells are drilled and production profiles are established over a sufficiently long time period.

Our drilling and completion of a long lateral well in the Bakken and Three Forks formations in our Spyglass Area generally costs us between $6.0 million and $6.5 million, which is significantly more expensive than a typical onshore conventional well. Accordingly, unsuccessful exploration or development activity affecting even a small number of wells could have a significant impact on our results of operations.

The potential profitability of oil and natural gas ventures depends upon factors beyond our control.

The potential profitability of oil and natural gas properties is dependent upon many factors beyond our control. For instance, world prices and markets for oil and natural gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events will likely materially affect our financial performance.

Adverse weather conditions can also hinder drilling and completion operations. A productive well may become uneconomic in the event water or other deleterious substances are encountered that impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. The marketability of oil and natural gas that may be acquired or discovered will be affected by numerous factors beyond our control. These factors include the proximity and capacity of oil and natural gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production, and environmental protection. These factors cannot be accurately predicted and the combination of these factors may result in us not receiving an adequate return on invested capital.

Prices and markets for oil and natural gas are unpredictable and tend to fluctuate significantly, which could reduce profitability, growth, and the value of our business.

Oil and natural gas are commodities, the prices of which are determined based on world demand, supply, and other factors, all of which are beyond our control. These factors include:

•	the domestic and foreign supply of oil and natural gas;
•	the current level of prices and expectations about future prices of oil and natural gas;
•	the level of global oil and natural gas exploration and production;
•	the cost of exploring for, developing, producing, and, delivering oil and natural gas;
•	the price of foreign oil and natural gas imports;
•	political and economic conditions in oil producing regions, including the Middle East, Africa, South America, and Russia;
•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
•	speculative trading in oil and natural gas derivative contracts;
•	the level of consumer product demand;
•	weather conditions and other natural disasters;
•	risks associated with operating drilling rigs;
•	technological advances affecting energy consumption;
•	domestic and foreign governmental regulations and taxes;
•	the continued threat of terrorism and the impact of military and other action, including U.S. military operations in the Middle East;
•	the proximity and capacity of oil and natural gas pipelines and other transportation facilities;
•	the price and availability of alternative fuels; and
•	overall domestic and global economic conditions.

World prices for oil and natural gas have fluctuated widely in recent years, and we expect that prices will fluctuate in the future. Price fluctuations will have a significant impact upon our revenue, the return from our reserves, and on our financial condition generally. Price fluctuations for oil and natural gas commodities may also impact the investment market for companies engaged in the oil and natural gas industry. Prices may not remain at current levels. Decreases in the prices of oil and natural gas may have a material adverse effect on our financial condition, the future results of our operations, and quantities of reserves recoverable on an economic basis. A significant decrease in oil and natural gas prices could also adversely impact our ability to raise additional capital to pursue future drilling activities.

Our hedging activities could result in financial losses or could reduce our net income or increase our net loss, which may adversely affect our business.

In order to manage our exposure to price risks in the marketing of our oil and natural gas production, we may enter into oil and natural gas price hedging arrangements with respect to a portion of expected production that we fund. Such transactions may limit our potential gains and increase our potential losses if oil and natural gas prices were to rise substantially over the price established by the hedge. In addition, such transactions may expose us to the risk of loss in certain circumstances, including instances in which:

•	production is less than expected;
•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or
•	the counterparties to our hedging agreements fail to perform under the contracts.

Lower oil and natural gas prices, decreases in value of undeveloped acreage, lease expirations, and material changes to our plans of development may cause us to record ceiling test write-downs.

We use the full cost method of accounting to account for our oil and natural gas operations. Accordingly, we capitalize the cost to acquire, explore for, and develop oil and natural gas properties. Under full cost accounting rules, the net capitalized costs of oil and natural gas properties may not exceed a “full cost ceiling,” which is based upon the present value of estimated future net cash flows from proved reserves, including the effect of hedges in place, discounted at 10%, plus the lower of cost or fair market value of unproved properties. If, at the end of any fiscal period, we determine that the net capitalized costs of oil and natural gas properties exceed the full cost ceiling, we must charge the amount of the excess to earnings in the period then ended. This is called a “ceiling test write-down.” This charge does not impact cash flow from operating activities, but does reduce our net income and stockholders’ equity. We recognized a ceiling test write-down for the year ended December 31, 2012 of approximately $10.6 million, and we may recognize write-downs in the future if commodity prices decline or if we experience substantial downward adjustments to our estimated proved reserves.

Estimates of proved oil and natural gas reserves are uncertain and any material inaccuracies in these reserve estimates will materially affect the quantities and the value of our reserves.

Certain of our reports that we file with the SEC pursuant to the Exchange Act contain estimates of our proved oil and natural gas reserves. The estimates are based upon various assumptions, including assumptions required by the SEC relating to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes, and availability of funds. The process of estimating oil and natural gas reserves is complex. This process requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering, and economic data for each reservoir. Therefore, these estimates are inherently imprecise. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses, and quantities of recoverable oil and natural gas reserves will vary from those estimated. Any significant variance could materially affect the estimated quantities and the value of our reserves. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices, and other factors, many of which are beyond our control.

At December 31, 2013 on an actual basis, approximately 65% of our estimated reserves were classified as proved undeveloped. Recovery of proved undeveloped reserves requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make significant capital expenditures to develop our reserves. Although we have prepared estimates of these oil and natural gas reserves and the costs associated with development of these reserves in accordance with SEC regulations, actual capital expenditures will likely vary from estimated capital expenditures, development may not occur as scheduled, and actual results may not be as estimated.

Competition in the oil and gas industry is highly competitive and there is no assurance that we will be successful in acquiring the leases.

The oil and gas industry is intensely competitive. We compete with numerous individuals and companies, including many major oil and natural gas companies that have substantially greater technical, financial, and operational resources and staffs. Accordingly, there is a high degree of competition for desirable oil and natural gas leases, suitable properties for drilling operations, and necessary drilling and completion equipment and services, as well as for access to funds. We cannot predict if the necessary funds can be raised or that any projected work will be completed. Our budget anticipates our acquisition of additional acreage. This acreage may not become available or, if it is available for leasing, we may not be successful in acquiring the leases. There are other competitors that have operations in areas of potential interest to us and the presence of these competitors could adversely affect our ability to acquire additional leases.

Shortages of equipment, services, and qualified personnel could reduce our cash flow and adversely affect results of operations.

The demand for qualified and experienced field personnel to drill wells and conduct field operations, geologists, geophysicists, engineers, and other professionals in the oil and natural gas industry can fluctuate significantly, often in correlation with oil and natural gas prices and activity levels in new regions, causing periodic shortages. These problems can be particularly severe in certain regions such as the Williston Basin. During periods of high oil and natural gas prices, the demand for drilling rigs and equipment has increased along with increased activity levels, which may result in shortages of equipment. In addition, there has been a shortage of hydraulic stimulation capacity in many of the areas in which we operate. This shortage in hydraulic stimulation capacity could occur in the future. Higher oil and natural gas prices generally stimulate increased demand and result in increased prices for drilling rigs, crews and associated supplies, oilfield equipment and services, and personnel. These types of shortages and subsequent price increases could affect our profit margin, cash flow, and operating results and/or restrict or delay our ability to drill those wells and conduct those operations that we currently have planned and budgeted, causing us to miss our forecasts and projections.

All of our producing properties and operations are located in the Williston Basin region, making us vulnerable to risks associated with operating in one major geographic area.

As of December 31, 2013, approximately 99.5% of our proved reserves and approximately 98% of our production were located in the Williston Basin in northeastern Montana and northwestern North Dakota. As a result, we may be exposed to the impact of delays or interruptions of production from these wells caused by transportation capacity constraints, curtailment of production, availability of equipment, facilities, personnel or services, significant governmental regulation, natural disasters, adverse weather conditions, or interruption of transportation of oil or natural gas produced from the wells in this area. Due to the geographically concentrated nature of our portfolio of properties, a number of our properties could experience many of the same conditions at the same time, resulting in a relatively greater impact on our results of operations than they might have on other companies that have a more geographically diversified portfolio of properties. Such delays or interruptions could have a material adverse effect on our financial condition and results of operations.

The marketability of natural resources will be affected by numerous factors beyond our control, which may result in us not receiving an adequate return on invested capital to be profitable or viable.

The marketability of natural resources that may be acquired or discovered by us will be affected by numerous factors beyond our control. These factors include market fluctuations in oil and natural gas pricing and demand, the proximity and capacity of natural resource markets and processing equipment, land tenure, land use and governmental regulations, including regulations concerning the importing and exporting of oil and natural gas, and environmental protection regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital to be profitable or viable.

Our business depends on oil and natural gas gathering and transportation facilities, most of which are owned by third parties.

The marketability of our oil and natural gas production depends in part on the availability, proximity, and capacity of gathering and pipeline systems owned by third parties. The unavailability of, or lack of, available capacity on these systems and facilities could result in the shut-in of producing wells or the delay, or discontinuance of, development plans for properties. See also “— Insufficient transportation in the Williston Basin could cause significant fluctuations in our realized oil and natural gas prices.” We generally do not purchase firm transportation on third party pipeline facilities, and, therefore, the transportation of our production can be interrupted by other customers that have firm arrangements.

The disruption of third-party facilities due to maintenance, weather, or other interruptions of service could also negatively impact our ability to market and deliver our products. We have no control over when or if such facilities are restored. A total shut-in of our production could materially affect us due to a resulting lack of cash flow, and if a substantial portion of the production is hedged at lower than market prices, those financial hedges would have to be paid from borrowings absent sufficient cash flow.

Insufficient transportation in the Williston Basin could cause significant fluctuations in our realized oil and natural gas prices.

The Williston Basin crude oil business environment has historically been characterized by periods when oil production has surpassed local transportation, resulting in substantial discounts in the price received for crude oil versus prices quoted for West Texas Intermediate (the “WTI”) crude oil. Although additional Williston Basin transportation takeaway capacity was added in the last few years, production also increased due to the elevated drilling activity. The increased production coupled with delays in rail car arrivals and commissioning of rail loading facilities caused price differentials at times to be at the high-end of the historical average range of approximately 10% to 15% of the WTI crude oil index price in the first half of 2012 and second half of 2013. After these periods, differentials improved due to expanding rail infrastructure and pipeline expansions coming online. On barrels that are transported over pipelines to either Clearbrook, Minnesota, or Guernsey, Wyoming, our realized price for crude oil is generally the quoted price for Bakken crude oil less transportation costs from the point where the crude oil is sold.

We may have difficulty distributing our oil and natural gas production, which could harm our financial condition.

In order to sell the oil and natural gas that we are able to produce from the Williston Basin, we may have to continue our current, or potentially make new, arrangements for storage and distribution to the market. We will rely on local infrastructure and the availability of transportation for storage and shipment of our products, but infrastructure development and storage and transportation facilities may be insufficient for our needs at commercially acceptable terms in the Williston Basin area in which we operate. These factors may affect our ability to explore and develop our properties and to store and transport our oil and natural gas production, which may increase our expenses.

Drilling locations that we decide to drill may not yield oil or natural gas in commercially viable quantities.

We describe some of our drilling locations and our plans to explore those drilling locations in our Annual Report on Form 10-K for the year ended December 31, 2012. Our drilling locations are in various stages of evaluation, ranging from a location which is ready to drill to a location that will require substantial additional interpretation. There is no way to predict in advance of drilling and testing whether any particular location will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in sufficient quantities to be economically viable. Even if sufficient amounts of oil or natural gas exist, we may damage the potentially productive hydrocarbon bearing formation or experience mechanical difficulties while drilling or completing the well, resulting in a reduction in production from the well or abandonment of the well. If we drill additional wells that we identify as dry holes in our current and future drilling locations, our drilling success rate may decline and materially harm our business. We cannot assure you that the analogies we draw from available data from other wells, more fully explored locations, or producing fields will be applicable to our drilling locations. Further, initial production rates reported by us or other operators in the Williston Basin may not be indicative of future or long-term production rates. In sum, the cost of drilling, completing, and operating any well is often uncertain, and new wells may not be productive.

Seasonal weather conditions and other factors could adversely affect our ability to conduct drilling activities.

In the Williston Basin, drilling and other oil and natural gas activities cannot be conducted as effectively during the winter months. Winter and severe weather conditions limit and may temporarily halt the ability to operate during such conditions. These constraints and the resulting shortages or high costs could delay or temporarily halt our oil and natural gas operations and materially increase our operating and capital costs, which could have a material adverse effect on our business, financial condition, and results of operations.

Oil and natural gas operations are subject to comprehensive regulation, which may cause substantial delays or require capital outlays in excess of those anticipated, causing an adverse effect on us.

Oil and natural gas operations are subject to federal, state, and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Oil and natural gas operations are also subject to federal, state, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted; no assurance can be given that such permits will be received. Environmental standards imposed by federal, provincial, or local authorities may be changed and any such changes may have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages that we may elect not to insure against due to prohibitive premium costs and other reasons. To date we have not been required to spend any material amount on compliance with environmental regulations. However, we may be required to do so in future and this may affect our ability to expand or maintain our operations.

Exploration and production activities are subject to certain environmental regulations, which may prevent or delay the commencement or continuance of our operations.

In general, our exploration and production activities are subject to certain federal, state, and local laws and regulations relating to environmental quality and pollution control. Such laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Compliance with these laws and regulations has not had a material effect on our operations or financial condition to date. Specifically, we are subject to legislation regarding emissions into the environment, water discharges, and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. However, such laws and regulations are frequently changed and we are unable to predict the ultimate cost of compliance. Generally, environmental requirements do not appear to affect us any differently or to any greater or lesser extent than other companies in the industry.

We believe that our operations comply, in all material respects, with all applicable environmental regulations. We are not fully insured against all possible environmental risks.

Exploratory drilling involves many risks and we may become liable for pollution or other liabilities, which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved. We may become subject to liability for pollution or hazards against which we cannot adequately insure or for which we may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations. For information about risks associated specifically with hydraulic stimulation, please see “— Federal and state legislative and regulatory initiatives relating to hydraulic stimulation could result in increased costs, additional operating restrictions or delays, and inability to book future reserves, or restrict our access to oil and natural gas reserves” and “Business — Hydraulic Stimulation” beginning on page 4 of our Annual Report on Form 10-K for the year ended December 31, 2012.

Any change to government regulation/administrative practices may have a negative impact on our ability to operate and our profitability.

The laws, regulations, policies, or current administrative practices of any government body, organization, or regulatory agency in the United States or any other jurisdiction, may be changed, applied, or interpreted in a manner that will fundamentally alter the ability of our company to carry on our business. The actions, policies, or regulations, or changes thereto, of any government body, regulatory agency, or special interest groups, may have a detrimental effect on us. Any or all of these situations may have a negative impact on our ability to operate and/or our profitability.

Climate change legislation or regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the oil and natural gas that we produce.

On December 15, 2009, the U.S. Environmental Protection Agency (the “EPA”) published its findings that emissions of carbon dioxide, or CO2, methane, and other greenhouse gases (“GHGs”) present an endangerment to public health and the environment because emissions of such gases are, according to the EPA, contributing to the warming of the earth’s atmosphere and other climate changes. These findings allow the EPA to adopt and implement regulations that would restrict emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA has adopted two sets of regulations under the existing Clean Air Act that would require a reduction in emissions of GHGs from motor vehicles and could trigger permit review for GHG emissions from certain stationary sources. In addition, in November 2010, the EPA expanded its existing GHG reporting rule to include onshore oil and natural gas production, processing, transmission, storage, and distribution facilities. Beginning in 2012 for emissions occurring in 2011, reporting of GHG emissions from such facilities is required on an annual basis.

In addition, both houses of Congress have actively considered legislation to reduce emissions of GHGs, and almost one-half of the states have already taken legal measures to reduce emissions of GHGs, primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs. Most of these cap and trade programs work by requiring either major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission reduction goal is achieved. The adoptions of any legislation or regulations that require reporting of GHGs or otherwise limits emissions of GHGs from our equipment and operations could require us to incur costs to monitor and report on GHG emissions or reduce emissions of GHGs associated with our operations, and such requirement also could adversely affect demand for the oil and natural gas that we produce.

Federal and state legislative and regulatory initiatives relating to hydraulic stimulation could result in increased costs, additional operating restrictions or delays, and inability to book future reserves, or restrict our access to oil and natural gas reserves.

We engage third parties to provide hydraulic stimulation or other well stimulation services to us in connection with the wells for which we are the operator and we expect to do so in the future for other wells. Hydraulic stimulation typically involves the injection under pressure of water, sand, and additives into rock formations in order to stimulate hydrocarbon production. Hydraulic stimulation using fluids other than diesel is currently exempt from regulation under the federal Safe Drinking Water Act (the “SDWA”), but opponents of hydraulic stimulation have called for further study of the technique’s environmental effects and, in some cases, a moratorium on the use of the technique. Several proposals have been submitted to Congress that, if implemented, would subject all hydraulic stimulation to regulation under the SDWA. Eliminating this exemption could establish an additional level of regulation and permitting at the federal level that could lead to operational delays or increased operating costs and could result in additional regulatory burdens that could make it more difficult to perform hydraulic stimulation and increase our cost of compliance and doing business. In addition, the EPA’s Office of Research and Development is conducting a scientific study to investigate the possible relationships between hydraulic stimulation and drinking water. The results of that study, which are expected to be available in draft during 2014 for peer review and public comment, could advance the development of additional regulations.

Even in the absence of new legislation, the EPA recently asserted the authority to regulate hydraulic stimulation involving the use of diesel additives under the SDWA’s Underground Injection Control Program (the “UIC Program”), which regulates the underground injection of substances. On May 4, 2012, the EPA published draft UIC Program guidance for oil and natural gas hydraulic stimulation activities using diesel fuel. The guidance document is designed for use by employees of the EPA that draft the UIC permits and describes how regulations of Class II wells, which are those wells injecting fluids associated with oil and natural gas production activities, may be tailored to address the purported unique risks of diesel fuel injection during the hydraulic stimulation process. The EPA is encouraging state programs to review and consider use of the above mentioned draft guidance. To the extent that EPA’s new regulatory guidance is extended to our operations by permitting authorities, additional and significant compliance costs may arise that could materially affect our operations, cash flows, and financial position.

Hydraulic stimulation operations require the use of water and the disposal or recycling of water that has been used in operations. The federal Clean Water Act (the “CWA”) restricts the discharge of produced waters and other pollutants into waters of the United States and requires permits before any pollutants may be so discharged. On October 21, 2011, the EPA announced its intention to propose federal Clean Water Act regulations by 2014 governing wastewater discharges from hydraulic stimulation and certain other natural gas operations. The CWA and comparable state laws and regulations provide for penalties for unauthorized discharges of pollutants including produced water, oil, and other hazardous substances. Compliance with and future revisions to requirements and permits governing the use, discharge, and recycling of water used for hydraulic stimulation may increase our costs and cause delays, interruptions, or terminations of our operations that cannot be predicted.

On May 16, 2013, the DOI released a revised proposed rule that, if adopted as drafted, would require companies operating on federal and Indian lands to (i) publicly disclose the chemicals used in the hydraulic stimulation process; (ii) confirm their wells meet certain construction standards; and (iii) establish site plans to manage flowback water. The revised proposed rule was subject to a 90-day public comment period, which ended on August 23, 2013. The Department of Energy (the “DOE”) is also considering whether to implement actions to lessen the environmental impact associated with hydraulic stimulation operations. Initiatives by the EPA and other federal and state regulators to expand their regulation of hydraulic stimulation, together with the possible adoption of new federal or state laws or regulations that significantly restrict hydraulic stimulation, could result in delays, eliminate certain drilling and injection activities, make it more difficult or costly for us to perform hydraulic stimulation, increase our costs of compliance and doing business, and delay or prevent the development of unconventional hydrocarbon resources from shale and other formations that are not commercial without the use of hydraulic stimulation. In addition, there have been proposals by non-governmental organizations to restrict certain buyers from purchasing oil and natural gas produced from wells that have utilized hydraulic stimulation in their completion process, which could negatively impact our ability to sell our production from wells that utilized these stimulation processes.

Apart from federal regulatory initiatives, states have been considering or implementing new requirements for hydraulic stimulation, including restricting its use in environmentally sensitive areas. Similarly, some localities have significantly limited or prohibited drilling activities, or are considering doing so. Although it is not possible at this time to predict the final requirements of any additional federal or state legislation or regulation regarding hydraulic stimulation, any new federal, state, or local restrictions on hydraulic stimulation that may be imposed in areas where we conduct business, such as the Bakken and Three Forks areas, could significantly increase our operating, capital, and compliance costs, as well as delay or halt our ability to develop oil and natural gas reserves.

The enactment of derivatives legislation could have an adverse effect on our ability to use derivative instruments to reduce the effect of commodity price, interest rate, and other risks associated with our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”), enacted in 2010, established federal oversight and regulation of the over-the-counter derivatives market and entities, such as us, that participate in that market. The Dodd-Frank Act requires the Commodities Futures Trading Commission (“CFTC”) and the SEC to promulgate rules and regulations implementing the Dodd-Frank Act. Although the CFTC has finalized certain regulations, others remain to be finalized or implemented and it is not possible at this time to predict when this will be accomplished.

In October 2011, the CFTC issued regulations to set position limits for certain futures and option contracts in the major energy markets and for swaps that are their economic equivalents. The initial position-limits rule was vacated by the U.S. District Court for the District of Columbia in September 2012. However, in November 2013, the CFTC proposed new rules that would place limits on positions in certain core futures and equivalent swaps contracts for or linked to certain physical commodities, subject to exceptions for certain bona fide hedging transactions. As these new position limit rules are not yet final, the impact of those provisions on us is uncertain at this time.

Our Bylaws contain provisions indemnifying our officers and directors against all costs, charges, and expenses incurred by them.

Our Bylaws contain provisions with respect to the indemnification of our officers and directors against all costs, charges, and expenses, including an amount paid to settle an action or satisfy a judgment, (i) actually and reasonably incurred and (ii) in a civil, criminal, or administrative action or proceeding to which such person is made a party by reason of such person being or having been one of our directors or officers.

Risks Related to This Offering and Our Common Stock

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

We intend to use the net proceeds from this offering (i) to fund the exercise of our Purchase Option to acquire a portion of our JV partner’s interests in our existing acreage and wells in our Spyglass Area, (ii) to fund a portion of our capital budget for the 12-month period ending December 31, 2014, and (iii) for general corporate purposes, including working capital and additional leasehold acquisitions. Accordingly, our management will have broad discretion as to the application of the net proceeds from this offering, and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

We may not complete the Purchase Option. If we do not complete the Purchase Option, the net proceeds we receive from this offering will not be used to fund the Purchase Option and may not be used in a manner as beneficial to us.

The completion of the Purchase Option is subject to specified closing conditions. See “Summary — Recent Developments — PSO Agreement” for more information on the Purchase Option. If one or more of the conditions to closing are not satisfied, the Purchase Option may not be completed. Some of these conditions are beyond our control. Some of these conditions are in part within our control; other conditions are all or in part within the control of our JV partner; and we or our JV partner may elect not to take actions necessary to satisfy these conditions.

It is possible that we will not complete the Purchase Option on the terms described in this prospectus supplement, or at all, or that the Purchase Option will be delayed beyond the expected closing date in March 2014. If we do not complete the Purchase Option, we will not have the opportunity to develop the related assets and to attempt to realize the benefits we believe the acquisition will afford us.

In addition, if the Purchase Option is not consummated, we intend to use the proceeds from this offering to fund a portion of our capital budget for the 12-month period ending December 31, 2014 and for general corporate purposes. Such use of proceeds may not be as beneficial to us as the Purchase Option may have been.

You will experience immediate and substantial dilution if you invest in this offering.

The offering price of the common stock that we sell pursuant to this prospectus supplement will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the pro forma net tangible book value per share of common stock from the price per share that you pay for the common stock. See “Dilution” elsewhere in this prospectus supplement. If the holders of outstanding options exercise those options at prices below the sale price in this offering, you will incur further dilution.

A decline in the price of our common stock could affect our ability to raise further working capital and adversely impact our operations.

A prolonged decline in the price of our common stock could result in a reduction in the liquidity of our common stock and a reduction in our ability to raise capital. Because one of the methods that we have used to finance our operations has been the sale of our equity securities, a decline in the price of our common stock could be especially detrimental to our liquidity and our continued operations. Any reduction in our ability to raise equity capital in the future could force us to reallocate funds from other planned uses and, if so, would have a significant negative effect on our business plans and operations, including our ability to develop new projects and continue our current operations. If our stock price declines, we may not be able to raise additional capital or generate funds from operations sufficient to meet our obligations.

Our securities are considered highly speculative.

Our securities must be considered highly speculative, generally because of the nature of our business and the early stage of our exploration and development operations. We are engaged in the business of exploring and, if warranted, developing commercial reserves of oil and natural gas. Any profitability in the future from our business will be dependent upon our ability to locate and develop additional reserves of oil and natural gas, which itself is subject to numerous risk factors, including those set forth herein. Since we have not generated any material revenues, we expect that we will need to raise additional monies through the sale of our equity securities or debt in order to continue our business operations.

Investors’ interests in us will be diluted and investors may suffer dilution in their net book value per share if we issue additional shares or raise funds through the sale of equity securities.

In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors’ interests in us will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other stockholders. Further, any such issuance may result in a change in our management and directors.

We have never paid cash dividends and do not intend to do so.

We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings to finance the growth of our business rather than pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations, and capital requirements, as well as other factors deemed relevant by our board of directors.

Our Bylaws do not contain anti-takeover provisions, which could result in a change of our management and directors if there is a take-over of us.

We do not currently have a stockholder rights plan or any anti-takeover provisions in our Bylaws. Without any anti-takeover provisions, there is no deterrent for a take-over of us, which may result in a change in our management and directors.

The liquidity of our common stock and market capitalization could be adversely affected by the Reverse Stock Split.

The Reverse Stock Split may be viewed negatively by the market and, consequently, could lead to a decrease in our reverse split-adjusted price per share and overall market capitalization. If the per-share market price does not remain at a proportionately increased level as a result of the Reverse Stock Split, then our value as measured by our market capitalization will be reduced, perhaps significantly.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $67.7 million (or approximately $78.0 million if the underwriters exercise their option in full to purchase additional shares of our common stock) after deducting the underwriting discounts and commissions and our estimated expenses. We intend to use the net proceeds from this offering (i) to fund the exercise of our Purchase Option to acquire a portion of our JV partner’s interests in our existing acreage and wells in our Spyglass Area, (ii) to fund a portion of our capital budget for the 12-month period ending December 31, 2014, and (iii) for general corporate purposes, including working capital and additional leasehold acquisitions. Pending application for the foregoing purposes, we expect to invest the net proceeds from this offering in investment-grade, interest-bearing instruments.

As of the date of this prospectus supplement, we cannot specify with certainty all of the particular uses of the proceeds from the offering.

DILUTION

Upon completion of the offering, the net tangible book value per share of common stock (on a pro forma as adjusted basis, calculated using the same methodology as the “pro forma as adjusted” column in the table under “Capitalization”, below) will be approximately $4.15, or approximately 37% less than the offering price of $6.60 per share of common stock, as illustrated in the following table:

Offering price per share	$6.60
Net tangible book value per share as of September 30, 2013(1)(2)	$2.90
Increase in net tangible book value per share attributable to this offering	$1.25
As adjusted net tangible book value per share after this offering(1)(2)	$4.15
Dilution per share to investors in this offering(3)	$2.45

(1)	After giving effect to (i) our $40 million drawdown from our Morgan Stanley credit facility used to fund a portion of our first Spyglass Area acquisition from our JV partner in October 2013 (see “Recent Developments — Morgan Stanley Credit Facility”), (ii) the $25.0 million in net proceeds from the two sales of an aggregate of approximately 3.9 million shares of our common stock in October 2013 (see “Recent Developments — Close of $26.8 Million Public Offering”), (iii) the exercise of our Purchase Option for approximately $47 million (see “Recent Developments — PSO Agreement”), and (iv) the Reverse Stock Split.
(2)	“Net Tangible Book Value” is the amount that results from subtracting our total liabilities, deferred costs, and intangible assets from our total assets.
(3)	“Dilution” is the difference between the offering price and the net tangible book value of the shares of common stock immediately after the offering.

If the underwriters’ over-allotment option is exercised in full, the net tangible book value per share after giving effect to the offering would be $4.26 and the dilution in net tangible book value per share to new investors would be $2.34.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2013:

•	on an actual basis;
•	on a pro forma basis after giving effect to (i) our $40 million drawdown from our Morgan Stanley credit facility used to fund a portion of our first Spyglass Area acquisition from our JV partner in October 2013 (see “Recent Developments — Morgan Stanley Credit Facility”) and (ii) the $25.0 million in net proceeds from the two sales of an aggregate of approximately 3.9 million shares of our common stock in October 2013 (see “Recent Developments — Close of $26.8 Million Public Offering”); and
•	on a pro forma as adjusted basis, giving further effect to (i) the sale of 11,000,000 shares of common stock in this offering at a public offering price of $6.60 per share, after deducting underwriting discounts and commissions and estimated offering expenses, (ii) the application of a portion of the net proceeds of this offering to fund the exercise of our Purchase Option for approximately $47 million as described in “Use of Proceeds,” and (iii) the Reverse Stock Split.

You should read the following table in conjunction with the “Use of Proceeds” and “Capitalization” sections in this prospectus supplement and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q and our unaudited financial statements and related notes for the period ended September 30, 2013, included in such Quarterly Report on Form 10-Q.

	September 30, 2013
	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)(2)
		(in thousands)
Cash	$19,038	$37,562	$58,306
Working Capital (excluding current portion of Debt)	$300	$21,071	$41,815
Total Debt	$68,000	$108,000	$108,000
Total Stockholders’ Equity	$34,185	$59,179	$126,923
Total Capitalization	$102,185	$167,179	$234,923

(1)	After giving effect to (i) our $40 million drawdown from our Morgan Stanley credit facility used to fund a portion of our first Spyglass Area acquisition from our JV partner in October 2013 (see “Recent Developments — Morgan Stanley Credit Facility”) and (ii) the $25.0 million in net proceeds from the two sales of an aggregate of approximately 3.9 million shares of our common stock in October 2013 (see “Recent Developments — Close of $26.8 Million Public Offering”).
(2)	Gives effect to (i) the sale of 11,000,000 shares of common stock in this offering at a public offering price of $6.60 per share, after deducting underwriting discounts and commissions and estimated offering expenses, (ii) the application of a portion of the net proceeds of this offering to fund the exercise of our Purchase Option for approximately $47 million as described in “Use of Proceeds,” and (iii) the Reverse Stock Split.

DIVIDEND POLICY AND PRICE RANGE OF COMMON STOCK

We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations, and capital requirements, as well as other factors deemed relevant by our board of directors.

Since November 20, 2013, our common stock has been listed on the NYSE MKT under the symbol “AMZG.” Prior to listing on NYSE MKT, our common stock was quoted on the OTC Bulletin Board and the OTC Markets Group, Inc.’s OTCQX tier under the symbol “AMZG.” The last reported sale price of our common stock on March 18, 2014 was $7.04 per share (after giving effect to the Reverse Stock Split). On March 18, 2014, there were 32 holders of record of our common stock.

The following table sets forth the high and low sale prices for our common stock for the periods indicated, as reported by NYSE MKT on and after November 20, 2013, and the high and low bid prices for our common stock, as reported by OTC Markets Group, Inc. before such date, in each case after giving effect to the 1-for-4 reverse stock split of our common stock that we effected in connection with the pricing of this offering. The prices for our common stock through and including November 19, 2013, reflect inter-dealer prices, without retail mark-up, mark-down, or commissions, and may not necessarily represent actual transactions.

	High	Low
Fiscal Year 2014
First Quarter (through March 18, 2014)	$8.40	$6.84
Fiscal Year 2013
Fourth Quarter (from and after November 20, 2013)	$10.72	$8.04
Fourth Quarter (through November 19, 2013)	$11.40	$7.56
Third Quarter	$9.96	$6.52
Second Quarter	$8.80	$6.64
First Quarter	$8.60	$3.28
Fiscal Year 2012
Fourth Quarter	$3.52	$2.36
Third Quarter	$3.08	$2.40
Second Quarter	$3.80	$2.56
First Quarter	$5.60	$2.24

UNDERWRITING

We are offering the shares of common stock described in this prospectus supplement through the underwriters named below. Johnson Rice & Company L.L.C. is acting as the representative of the underwriters named below. Subject to the terms and conditions of the underwriting agreement between us and the representative, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
Johnson Rice & Company L.L.C.	4,950,000
Northland Securities, Inc.	1,925,000
Euro Pacific Capital, Inc.	1,925,000
Canaccord Genuity Inc.	1,100,000
Wunderlich Securities Inc.	1,100,000
Total	11,000,000

“Northland Capital Markets” is the trade name for certain capital markets and investment banking services of Northland Securities, Inc., member FINRA/SIPC.

The underwriting agreement provides that the underwriters’ obligation to purchase our common stock is subject to approval of legal matters by counsel and the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the conditions that the representations and warranties made by us to the underwriters are true, that there has been no material adverse change to our condition or in the financial markets, and that we deliver to the underwriters customary closing documents. The underwriters are obligated to purchase all of the shares of common stock (other than those covered by the over-allotment option described below) if they purchase any of the shares of common stock.

Option to Purchase Additional Common Shares

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,650,000 additional shares of common stock at the public offering price per share less the underwriting discount and commissions shown on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering.

Underwriting Discount and Commissions and Offering Expenses

The underwriters propose to offer the common stock to the public at the public offering price set forth on the cover of this prospectus supplement. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $0.2376 per share of common stock. After the common stock is released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

The following table summarizes the compensation to be paid to the underwriters by us:

		Total
	Per Share	No Option Exercise	Full Option Exercise
Public offering price	$6.6000	$72,600,000	$83,490,000
Underwriting discounts and commissions to be paid by us	$0.3960	$4,356,000	$5,009,400
Proceeds, before expenses, to us	$6.2040	$68,244,000	$78,480,600

We estimate our expenses associated with the offering, excluding underwriting discounts and commissions, will be approximately $500,000.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the U.S. federal securities laws, or to contribute to payments that may be required to be made in respect of these liabilities.

Lock-Up Agreements

We and our executive officers and directors have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of the representative (which consent may be withheld at the sole discretion of the representative), directly or indirectly, sell, offer, contract, or grant any option to sell, pledge, transfer, or establish an open “put equivalent position” within the meaning of the Exchange Act or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of, any shares of our common stock, options, or warrants to acquire shares of our common stock or securities exchangeable or exercisable for or convertible into shares of our common stock. In addition, our executive officers and directors may not enter into a swap or other derivatives transaction that transfers to another, in whole or in part, the economic benefits or risk of ownership in our common stock, or otherwise dispose of any shares of our common stock, options or warrants or securities exchangeable or exercisable for or convertible into shares of our common stock currently or later owned either of record or beneficially, or publicly announce an intention to do any of the foregoing.

The restrictions above do not apply to (i) our issuance of shares of common stock or options to purchase shares of common stock, or shares of common stock upon exercise of options, pursuant to any stock option, stock bonus or other stock plan or arrangement described in this prospectus supplement or any amendment to or replacement of such plan, (ii) our issuance of shares of common stock or securities convertible into or exercisable for shares of common stock as consideration in a merger or other acquisition (provided that any recipient of such securities agrees to be bound by the foregoing restrictions for the remainder of the lock-up period) and (iii) our filing of one or more registration statements either (x) on Form S-8 or amendments thereto relating to the issuance of shares of common stock or the issuance and exercise of options to purchase shares of common stock granted under our employee benefit plans existing on the date of this prospectus supplement or any amendment to or replacement of such plan or (y) to which the representative of the underwriters has consented, or in connection with our entry into a definitive agreement relating to an acquisition. Our executive officers and directors may transfer shares of our common stock or such other convertible, exercisable or exchangeable securities without the prior written consent of the representative if: (a) the representative receives a signed lock-up agreement for the balance of the 90-day restricted period from each donee, trustee, distributee, or transferee, as the case may be; (b) any such transfer does not involve a disposition for value; (c) such sales, individually or in the aggregate, of less than 1% of the company’s then outstanding common stock after giving effect to this offering; (d) the transferor does not otherwise voluntarily effect any public filing or report regarding such transfers; and (e) such transfer is (i) a bona fide gift or gifts; (ii) to any trust for the direct or indirect benefit of the transferor or the immediate family of the transferor; or (iii) to the transferor’s affiliates or to any investment fund or other entity controlled or managed by the transferor.

If (A) during the last 17 days of the 90-day period, we issue an earnings release or material news or a material event relating to us occurs or (B) prior to the expiration of the 90-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, then in each case the 90-day period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, except that such extension will not apply under certain circumstances if we certify to the representative that our common stock is an “actively traded security” as defined in Regulation M and that we meet certain other requirements.

Price Stabilization, Short Positions and Penalty Bids; Passive Market Making

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids, and passive market making in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under their over-allotment option. The underwriters may close out a covered short sale by exercising their over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in our common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. In connection with this offering, the underwriters may engage in passive market making transactions in the shares of common stock in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker’s bid that bid must be lowered when specified purchase limits are exceeded.

The underwriters are not required to engage in these activities and may end any of these activities at any time.

Electronic Distribution

This prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares of common stock for sale to their online brokerage account holders. The common stock will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common stock may be sold by the underwriters to securities dealers who resell common stock to online brokerage account holders.

Other than this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference in electronic format, information contained in any website maintained by an underwriter is not part of this prospectus supplement, the accompanying prospectus, the documents incorporated herein and therein by reference or registration statement of which the prospectus supplement forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common stock. The underwriters are not responsible for information contained in websites that they do not maintain.

Relationship with the Underwriters

From time to time, certain of the underwriters and their respective affiliates may provide investment banking services to us in the ordinary course of their businesses and receive compensation for such services.

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon for us by Baker & Hostetler LLP, Costa Mesa, California. The underwriters have been represented in connection with this offering by Porter Hedges LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of American Eagle Energy Corporation and its subsidiaries as of December 31, 2012, and for the year then ended, incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2012, have been so incorporated in reliance upon the report of Hein & Associates LLP, Denver, Colorado, independent registered public accounting firm, incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing.

The estimate of the reserves and income attributable to certain leasehold interests of American Eagle Energy Corporation, including the estimates of the reserves and income attributable to certain oil and gas properties of American Eagle Energy Inc. as of January 1, 2013, have been incorporated by reference in this prospectus supplement and the accompanying prospectus in reliance upon the report of MHA Petroleum Consultants LLC, Denver, Colorado, an independent consulting petroleum engineering firm, and upon the authority of said firm as an expert in such matters.

The estimate of the proved, probable, and possible reserves, future production, and income attributable to certain leasehold interests of American Eagle Energy Corporation, including the estimate of the proved, probable, and possible reserves, future production, and income attributable to certain leasehold interests of American Eagle Energy Corporation as of December 31, 2013, have been incorporated by reference in this prospectus supplement and the accompanying prospectus in reliance upon the report of Ryder Scott Company, L.P., Denver, Colorado, an independent petroleum consulting engineering firm, and upon the authority of said firm as an expert in such matters.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of our common stock being offered by this prospectus supplement. This prospectus supplement and the accompanying prospectus, which form a part of the registration statement, do not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of our common stock, reference is made to the registration statement and its exhibits. Statements contained in this prospectus supplement and the accompanying prospectus as to the contents of any contract or other document are not necessarily complete. We also file annual, quarterly, and current reports, proxy statements, and other information with the SEC. The registration statement and our other SEC filings can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s website at www.sec.gov. These materials may also be accessed on our website at www.americaneagleenergy.com. The information contained on our website is not a part of this prospectus supplement.

IMPORTANT INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement information we file with it, which means that we can disclose important information to you by referring you to documents previously filed with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, and information in documents that we file later with the SEC will automatically update and supersede information in this prospectus supplement. We incorporate by reference into this prospectus supplement the following documents and any future filings made by us with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act, except for information “furnished” under Items 2.02, 7.01, or 9.01 on Form 8-K or other information “furnished” to the SEC that is not deemed filed and not incorporated in this prospectus supplement, until the termination of the offering of securities described in this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended December 31, 2012, filed on April 16, 2013;
•	our Amendment No. 1 to our Annual Report on Form 10-K for the year ended December 31, 2012, filed on March 5, 2014;
•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed on May 14, 2013;
•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed on August 19, 2013;
•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed on November 14, 2013;
•	our Current Report on Form 8-K filed with the SEC on January 8, 2013;
•	our Current Report on Form 8-K filed with the SEC on August 23, 2013;
•	our Current Report on Form 8-K filed with the SEC on October 2, 2013;
•	our Current Report on Form 8-K filed with the SEC on October 7, 2013;
•	our Current Report on Form 8-K filed with the SEC on October 10, 2013;
•	our Current Report on Form 8-K filed with the SEC on October 16, 2013;
•	our Current Report on Form 8-K filed with the SEC on November 14, 2013;
•	our Current Report on Form 8-K filed with the SEC on November 18, 2013;
•	our Current Report on Form 8-K filed with the SEC on December 13, 2013;
•	our Current Report on Form 8-K/A filed with the SEC on December 16, 2013;
•	our Current Report on Form 8-K filed with the SEC on January 10, 2014;
•	our Current Report on Form 8-K filed with the SEC on March 4, 2014;
•	our Current Report on Form 8-K filed with the SEC on March 10, 2014;
•	our Current Report on Form 8-K filed with the SEC on March 10, 2014;
•	our Current Report on Form 8-K filed with the SEC on March 11, 2014;
•	our Current Report on Form 8-K filed with the SEC on March 11, 2014;
•	our Current Report on Form 8-K filed with the SEC on March 19, 2014; and
•	the description of our common stock contained in our Registration Statement on Form 8-A, filed on November 18, 2013, including any amendment or report filed for the purpose of updating such description.

You may request a copy of any document incorporated by reference in this prospectus supplement and any exhibit specifically incorporated by reference in those documents, at no cost, by writing or telephoning us at the following address or phone number:

American Eagle Energy Corporation
2549 W. Main Street, Suite 202
Littleton, Colorado 80120
Attention: Corporate Secretary
(303) 798-5235

Copies of these filings are also available, without charge, on the SEC’s website at www.sec.gov and on our website at www.americaneagleenergy.com as soon as reasonably practicable after they are filed electronically with the SEC. The information contained on our website is not a part of this prospectus supplement or the accompanying prospectus.

In accordance with Rule 412 of the Securities Act, any statement contained in a document incorporated by reference herein shall be deemed modified or superseded to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement.

PROSPECTUS

$150,000,000

Common Stock

We may offer and sell, from time to time, in one or more offerings, shares of our Common Stock. We may offer securities at an aggregate offering price of up to $150,000,000. Our Common Stock may be offered and sold in amounts, at prices and on terms that will be set forth in one or more prospectus supplements to this prospectus.

This prospectus describes some of the general terms that may apply to these securities and the general manner in which they may be offered. Each time we sell securities, a prospectus supplement will be provided that will contain specific information about the terms of any securities offered and the specific manner in which the securities will be offered. The prospectus supplement will also contain information, where appropriate, about material United States federal income tax consequences relating to, and any listing on a securities exchange of, the securities covered by the prospectus supplement. The prospectus supplement may add to, update, or change the information in this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest in our securities. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

We may offer the securities directly to investors, through agents designated from time to time by us, or to or through underwriters or dealers. If any agents, underwriters or dealers are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. For more detailed information, see “Plan of Distribution.”

Our Common Stock is listed on the NYSE MKT LLC under the symbol “AMZG.” On December 12, 2013, the closing price of our common stock was $2.11.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties referenced under “Risk Factors” included in the applicable prospectus supplement and in our periodic reports and other information filed with the Securities and Exchange Commission before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 7, 2014.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $150,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Incorporation of Certain Information By Reference” below. We have filed or incorporated by reference exhibits to the registration statement of which this prospectus forms a part. You should read the exhibits carefully for provisions that may be important to you. See “Where You Can Find Additional Information” below.

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement or incorporated by reference into these documents. No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained or incorporated by reference into this prospectus or the accompanying prospectus supplement. If anyone provides you with different, inconsistent, or unauthorized information or representations, you must not rely on them. This prospectus and the accompanying prospectus supplement are an offer to sell only the securities offered by these documents, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or any prospectus supplement is current only as of the date on the front of those documents.

SUMMARY

This summary highlights information contained elsewhere or incorporated by reference into this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read this entire prospectus carefully, including the section entitled “Risk Factors,” any applicable prospectus supplement and the documents that we incorporate by reference into this prospectus and the prospectus supplement, before making an investment decision. Unless the context indicates otherwise, as used in this prospectus, the terms “we,” “us” and “our” refer to American Eagle Energy Corporation and our subsidiaries.

Our Company

We are an exploration company engaged in the acquisition, exploration, and development of natural resource properties. Since 2005, we have been engaged in the exploration for petroleum and natural gas through the acquisition of contractual rights for oil and gas property leases and the participation in the drilling of exploratory wells. Our current primary area of focus is, and will be for the foreseeable future, oil deposits located within the Bakken and Three Forks formations in northwestern North Dakota.

We are primarily focused on drilling and completing wells located within our Spyglass Property, located in northwestern North Dakota, where we target the extraction of oil and natural gas reserves from the Bakken and Three Forks formations. As of September 30, 2013, 25 gross (7.94 net) of our operated Spyglass wells were producing, in which we own working interests ranging from approximately 14% to 50%, with an average working interest of approximately 32%. During the quarter ended September 30, 2013, we added five operated wells to production in our Spyglass Project area, four of which are producing from the Three Forks formation, with the fifth well producing from the Middle Bakken formation.

In addition, we have elected to participate as a non-operating working interest partner in the drilling of 73 gross (3.55 net) wells within the Spyglass Property, of which 71 gross (3.40 net) wells were producing as of September 30, 2013. The remaining 2 gross (0.15 net) wells are scheduled for completion during the fourth quarter of 2013. Our working interest ownership in these non-operated wells ranges from less than 1% to approximately 28%, with an average working interest of approximately 5%.

We also operate three gross (2.60 net) wells and participate as a non-operating working interest partner in a fourth well (50% net working interest) located in southeastern Saskatchewan (the “Hardy Property”). Our working interests in these four gross (3.10 net) wells range from 50% to 100%, with an average of approximately 78%. The financial results stemming from the operation of our Canadian wells are significantly less favorable than those of our US wells. Accordingly, we will continue to evaluate the performance of our Hardy wells. Should circumstances dictate, we may elect to shut in our Hardy wells and/or seek to sell our interest in the wells, but no such determination has been made as of the date of this filing.

We were incorporated in the State of Nevada on July 25, 2003 under the name “Golden Hope Resources Corp.” On November 7, 2005, we merged a newly formed wholly-owned subsidiary with and into us and changed our name to “Eternal Energy Corp.” On December 20, 2011, we merged a newly formed wholly-owned subsidiary merged with and into American Eagle Energy Inc., with American Eagle Energy Inc. surviving as our wholly-owned subsidiary. In connection with the 2011 merger, we changed our name to “American Eagle Energy Corporation.” Our principal executive office is located at 2549 W. Main Street, Suite 202, Littleton, Colorado 80120 and our telephone number at that address is (303) 798-5235. Our corporate website is www.americaneagleenergy.com. The information on our website is not part of this prospectus.

The Securities We May Offer

We may offer shares of our Common Stock with a total value of up to $150,000,000 from time to time under this prospectus, together with any applicable prospectus supplement, at prices and on terms to be determined by market conditions at the time of offering. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement that will describe the specific amounts, prices and other important terms of the securities, including, to the extent applicable:

•	aggregate principal amount or aggregate offering price;
•	voting or other rights; and
•	certain federal income tax considerations.

A prospectus supplement and any related free writing prospectus may also add, update, or change information contained in this prospectus or in documents we have incorporated by reference into this prospectus. However, no prospectus supplement or free writing prospectus shall offer a security that is not registered and described in this prospectus.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

We may sell the securities directly or through underwriters, dealers or agents. We, and our underwriters, dealers or agents, reserve the right to accept or reject all or part of any proposed purchase of securities. If we do offer securities through underwriters or agents, we will include in the applicable prospectus supplement:

•	the names of those underwriters or agents;
•	applicable fees, discounts and commissions to be paid to them;
•	details regarding over-allotment options, if any; and
•	the net proceeds to us.

We may issue shares of our Common Stock from time to time. Holders of our Common Stock are entitled to one vote per share on all matters requiring a vote of stockholders, including the election of directors. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. At present, we have no plans to issue dividends. In the event of a liquidation, dissolution, or winding up of our company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. There is a limited public market for our Common Stock.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before making an investment decision or acquiring any offered securities pursuant to this prospectus, you should carefully consider the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement, including, without limitation, the risks described in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which are incorporated herein by reference, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The occurrence of any of these risks might cause you to lose all or a part of your investment in the offered securities. See “Where You Can Find More Information.”

USE OF PROCEEDS

Unless we provide otherwise in a prospectus supplement, we intend to use the net proceeds from the sale of our securities covered by this prospectus for general corporate purposes, including, but not limited to, acquisitions, capital expenditures, and working capital.

DESCRIPTION OF SECURITIES TO BE REGISTERED

The following description of our Common Stock, together with the additional information we include in any applicable prospectus supplement and in any related free writing prospectuses, summarizes the material terms and provisions of our Common Stock that we may offer under this prospectus. The following summary of our Common Stock is subject in all respects to the applicable provisions of Chapter 78 of the Nevada Revised Statutes (the “NRS”), our Articles of Incorporation, as amended, and our Bylaws, as amended.

General

We are authorized to issue up to 194,444,445 shares of Common Stock with a par value of $0.001. As of December 12, 2013, we had 70,834,140 shares of outstanding Common Stock.

Dividend Rights

Holders of our Common Stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors.

No Conversion Rights, Sinking Fund Provisions, or Redemption Rights

There are no redemption, conversion, or sinking fund provisions applicable to our Common Stock.

Voting Rights; Quorum and Voting

Holders of our Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of our Common Stock will not have the right to cumulate votes in elections of directors.

Pursuant to our Bylaws, the holders of a majority of the issued and outstanding capital stock entitled to vote, present in person or represented by proxy, constitute a quorum for any meeting of the stockholders. Directors are elected by a plurality of the votes cast at each annual meeting of the stockholders. Other matters to be voted on by our stockholders must be approved by the vote of a majority of the shares represented at the meeting at which there is a quorum and entitled to vote on such matter, unless the vote of a greater number or voting by classes is required by applicable law, our Articles of Incorporation or our Bylaws.

Stockholder Action; Special Meetings

Our Bylaws provide that stockholders’ action can only be taken at an annual or special meeting of stockholders, or by written consent if such consent is signed by the holders of a majority of the shares entitled to vote with respect to the subject matter thereof. Our Bylaws provide that, except as otherwise required by law or our Articles of Incorporation, special meetings of the stockholders may be called at any time by our president or by our Board of Directors. In addition, a special meeting of the stockholders shall be called by our president at the request of the holders of not less than one-tenth of all outstanding shares entitled to vote on any issue at the meeting.

Board of Directors; Removal; Vacancies

Our Bylaws specify that the number of directors is to be determined by resolution of the Board of Directors, provided there is at least one and no more than nine directors total. Our Board of Directors is currently composed of five directors. We do not have a classified Board of Directors. Pursuant to our Bylaws and the NRS, a director serves until the next annual meeting and until his or her successor has been elected and qualified, until there is a decrease in the number of directors, or until his or her earlier death, removal, or resignation.

Our stockholders may remove one or more directors at a meeting called for that purpose if notice has been given that a purpose of the meeting is such removal. The removal may be with or without cause unless the Articles of Incorporation provide that directors may only be removed for cause. A director may be removed only if the number of votes cast in favor of removal exceeds the number of votes cast against removal.

Unless the Articles of Incorporation provide otherwise, if a vacancy occurs on the Board of Directors, the directors remaining in office shall fill the vacancy. If the directors remaining in office constitute less than a quorum of the Board of Directors, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office. A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date) may be filled by the Board of Directors before the vacancy occurs, but the new director may not take office until the vacancy occurs. The term of a director elected to fill a vacancy expires at the next stockholders’ meeting at which directors are elected. However, if his or her term expires, he or she shall continue to serve until his or her successor is elected and qualified or until there is a decrease in the number of directors.

Liquidation Rights

Upon our liquidation, dissolution and winding up, the holders of our Common Stock are entitled to share ratably in our assets which are legally available for distribution after payment of all debts and other liabilities.

Preemptive Rights

Our Common Stock has no preemptive or conversion rights or other subscription rights.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Interwest Transfer Company, Inc., 1981 Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117, Telephone (801) 272-9294, an independent stock transfer agency.

Listing

Our Common Stock is listed on the NYSE MKT LLC under the symbol “AMZG.”

Anti-Takeover Effects of Certain Provisions of Nevada Law

As a Nevada corporation, we are also subject to certain provisions of the NRS that have anti-takeover effects and may inhibit a non-negotiated merger or other business combination. These provisions are intended to encourage any person interested in acquiring us to negotiate with, and to obtain the approval of, our Board of Directors in connection with such a transaction. However, certain of these provisions may discourage a future acquisition of us, including an acquisition in which the stockholders might otherwise receive a premium for their shares. As a result, stockholders who might desire to participate in such a transaction may not have the opportunity to do so.

The Business Combinations Act provides that specified persons who, with or through their affiliates or associates, own, or affiliates and associates of the subject corporation at any time within two years own or did own, 10% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of two years after the date on which the person became an interested stockholder, unless: (i) the combination or transaction by which such person first became an interested stockholder was approved by the board of directors before they first became an interested stockholder; or (ii) such combination is approved by: (x) the board of directors; and (y) at an annual or special meeting of the stockholders (not by written consent), the affirmative vote of stockholders representing at least 60% of the outstanding voting power not beneficially owned by such interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and other transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders.

The Control Share Acquisition Statute generally applies only to Nevada corporations with at least 200 stockholders of record, including at least 100 stockholders of record who are Nevada residents, and which conduct business directly or indirectly in Nevada. This statute generally provides that any person that acquires a “controlling interest” acquires voting rights in the control shares, as defined, only as conferred by the disinterested stockholders of the corporation at a special or annual meeting. A person acquires a “controlling interest” whenever a person acquires shares of a subject corporation that, but for the application of these provisions of the Nevada Revised Statutes, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares.” In the event control shares are accorded full voting rights and the acquiring person has acquired at least a majority of all of the voting power, any stockholder of record who has not voted in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of its shares.

These laws may have a chilling effect on certain transactions if our Articles of Incorporation or Bylaws are not amended to provide that these provisions do not apply to us or to an acquisition of a controlling interest, or if our disinterested stockholders do not confer voting rights in the control shares.

Amendment of Bylaws

The Board of Directors may amend or repeal our Bylaws unless: (i) the Articles of Incorporation or the NRS reserve this power exclusively to the stockholders, in whole or part; (ii) the stockholders, in adopting, amending, or repealing a particular Bylaw, provide expressly that the Board of Directors may not amend or repeal that Bylaw; or (iii) the Bylaw either establishes, amends or deletes a “supermajority” stockholder quorum or voting requirement, as defined in our Bylaws. Our stockholders may also amend or repeal our Bylaws at any annual or special meeting of stockholders.

PLAN OF DISTRIBUTION

We may sell the securities offered by this prospectus from time to time in one or more transactions, including without limitation:

•	directly to one or more purchasers;
•	through agents;
•	to or through underwriters, brokers or dealers; or
•	through a combination of any of these methods.

A distribution of the securities offered by this prospectus may also be effected through the issuance of derivative securities, including without limitation, warrants, subscriptions, exchangeable securities, forward delivery contracts, and the writing of options.

In addition, the manner in which we may sell some or all of the securities covered by this prospectus includes, without limitation, through:

•	a block trade in which a broker-dealer will attempt to sell as agent, but may position or resell a portion of the block, as principal, in order to facilitate the transaction;
•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;
•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; or
•	privately negotiated transactions.

We may also enter into hedging transactions. For example, we may:

•	enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the Common Stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares of Common Stock received from us to close out its short positions;
•	sell securities short and redeliver such shares to close out our short positions;
•	enter into option or other types of transactions that require us to deliver Common Stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus; or
•	loan or pledge the Common Stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

In addition, we may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement or pricing supplement, as the case may be. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement or pricing supplement, as the case may be.

A prospectus supplement with respect to each offering of securities will state the terms of the offering of the securities, including:

•	the name or names of any underwriters or agents and the amounts of securities underwritten or purchased by each of them, if any;
•	the public offering price or purchase price of the securities and the net proceeds to be received by us from the sale;

•	any delayed delivery arrangements;
•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;
•	any discounts or concessions allowed or re-allowed or paid to dealers; and
•	any securities exchange or markets on which the securities may be listed.

The offer and sale of the securities described in this prospectus by us, the underwriters, or the third parties described above may be effected from time to time in one or more transactions, including privately negotiated transactions, either:

•	at a fixed price or prices, which may be changed;
•	at market prices prevailing at the time of sale;
•	at prices related to the prevailing market prices; or
•	at negotiated prices.

General

Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or re-allowed or paid to underwriters, dealers, agents, or remarketing firms may be changed from time to time. Underwriters, dealers, agents, and remarketing firms that participate in the distribution of the offered securities may be “underwriters” as defined in the Securities Act. Any discounts or commissions they receive from us and any profits they receive on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify any underwriters, agents, or dealers and describe their commissions, fees, or discounts in the applicable prospectus supplement or pricing supplement, as the case may be.

Underwriters and Agents

If underwriters are used in a sale, they will acquire the offered securities for their own account. The underwriters may resell the offered securities in one or more transactions, including negotiated transactions. These sales may be made at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of the sale, at prices related to such prevailing market price or at negotiated prices. We may offer the securities to the public through an underwriting syndicate or through a single underwriter. The underwriters in any particular offering will be mentioned in the applicable prospectus supplement or pricing supplement, as the case may be.

Unless otherwise specified in connection with any particular offering of securities, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions contained in an underwriting agreement that we will enter into with the underwriters at the time of the sale to them. The underwriters will be obligated to purchase all of the securities of the series offered if any of the securities are purchased, unless otherwise specified in connection with any particular offering of securities. Any initial offering price and any discounts or concessions allowed, re-allowed or paid to dealers may be changed from time to time.

We may designate agents to sell the offered securities. Unless otherwise specified in connection with any particular offering of securities, the agents will agree to use their best efforts to solicit purchases for the period of their appointment. We may also sell the offered securities to one or more remarketing firms, acting as principals for their own accounts or as agents for us. These firms will remarket the offered securities upon purchasing them in accordance with a redemption or repayment pursuant to the terms of the offered securities. A prospectus supplement or pricing supplement, as the case may be, will identify any remarketing firm and will describe the terms of its agreement, if any, with us and its compensation.

In connection with offerings made through underwriters or agents, we may enter into agreements with such underwriters or agents pursuant to which we receive our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from us under these arrangements to close out any related open borrowings of securities.

Dealers

We may sell the offered securities to dealers as principals. We may negotiate and pay dealers’ commissions, discounts, or concessions for their services. The dealer may then resell such securities to the public either at varying prices to be determined by the dealer or at a fixed offering price agreed to with us at the time of resale. Dealers engaged by us may allow other dealers to participate in resales.

Direct Sales

We may choose to sell the offered securities directly. In this case, no underwriters or agents would be involved.

Institutional Purchasers

We may authorize agents, dealers, or underwriters to solicit certain institutional investors to purchase offered securities on a delayed delivery basis pursuant to delayed delivery contracts providing for payment and delivery on a specified future date. The applicable prospectus supplement or pricing supplement, as the case may be, will provide the details of any such arrangement, including the offering price and commissions payable on the solicitations.

We will enter into such delayed contracts only with institutional purchasers that we approve. These institutions may include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions.

Indemnification; Other Relationships

We may have agreements with agents, underwriters, dealers, and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Agents, underwriters, dealers and remarketing firms, and their affiliates, may engage in transactions with, or perform services for, us in the ordinary course of business. This includes commercial banking and investment banking transactions.

Market-Making, Stabilization and Other Transactions

Our Common Stock is listed on the NYSE MKT LLC under the symbol “AMZG.” If the offered securities are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon the market for similar securities and other factors. While it is possible that an underwriter could inform us that it intends to make a market in the offered securities, such underwriter would not be obligated to do so, and any such market-making could be discontinued at any time without notice. Therefore, no assurance can be given as to whether an active trading market will develop for the offered securities. We have no current plans for listing of the Common Stock on any securities exchange; any such listing will be described in the applicable prospectus supplement or pricing supplement, as the case may be.

In connection with any offering of Common Stock, the underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Common Stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the Common Stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Common Stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress for the purpose of pegging, fixing or maintaining the price of the securities.

In connection with any offering, the underwriters may also engage in penalty bids. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Fees and Commissions

In compliance with the guidelines of the Financial Industry Regulatory Authority (“FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of any offering proceeds pursuant to this prospectus and any applicable prospectus supplement or pricing supplement, as the case may be.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement, and the documents incorporated by reference into this prospectus contain certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to our business, financial condition, liquidity, and results of operations. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” and the negative of these terms or other comparable terminology often identify forward-looking statements. Statements in this prospectus and the other documents incorporated by reference that are not historical facts are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 in Item 1A. under “Risk Factors” and the risks detailed from time to time in our future SEC reports. These forward-looking statements include, but are not limited to, statements about:

•	history of losses;
•	speculative nature of oil and natural gas exploration, particularly in the Bakken Shale and Three Forks formations on which we are focused;
•	substantial capital requirements and ability to access additional capital;
•	ability to meet the drilling schedule;
•	changes in tax regulations applicable to the oil and natural gas industry;
•	results of acquisitions;
•	relationships with partners and service providers;
•	ability to acquire additional leasehold interests or other oil and natural gas properties;
•	defects in title to our oil and natural gas properties;
•	inability to manage growth in our businesses;
•	ability to control properties that we do not operate;
•	lack of diversification;
•	competition in the oil and natural gas industry;
•	global financial conditions;
•	oil and natural gas realized prices;
•	ability to market and distribute oil and natural gas produced;
•	seasonal weather conditions;
•	government regulation of the oil and natural gas industry, including potential regulations affecting hydraulic fracturing and environmental regulations such as climate change regulations;
•	uninsured or underinsured risks; and
•	material weaknesses in our internal accounting controls.

Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus or, in the case of documents incorporated by reference, as of the date of such documents. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus, any applicable prospectus supplement and documents incorporated by reference into this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities.

We file reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements or other information filed by us at the SEC’s Public Reference Room at 100 F Street NE, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including us. The address of the SEC website is http://www.sec.gov.

IMPORTANT INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering, and also between the date of the initial registration statement and prior to effectiveness of the registration statement:

•	Our Annual Report on Form 10-K for the year ended December 31, 2012, filed on April 16, 2013;
•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed on May 14, 2013;
•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, filed on August 19, 2013;
•	Our Quarterly Report on Form 10-Q for the quarter ended September 31, 2013, filed on November 14, 2013;
•	Our Registration Statement on Form 8-A, filed on November 18, 2013;
•	Our Current Report on Form 8-K, filed on November 14, 2013;
•	Our Current Report on Form 8-K, filed on November 18, 2013;
•	Our Current Report on Form 8-K, filed on December 13, 2013;
•	The description of our Common Stock contained in our Registration Statement on Form 10-SB, filed on August 18, 2004, including any amendment or report filed for the purpose of updating such description; and
•	Any future filings we will make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering, and also between the date of the initial registration statement and prior to effectiveness of the registration statement. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements and information statements.

To the extent that any information contained in any filings we have made or will make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, or any exhibit thereto, was furnished, rather than filed with the SEC, such information or exhibit is specifically not incorporated by reference in this prospectus.

This prospectus is part of a Registration Statement on Form S-3 that we have filed with the SEC under the Securities Act. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.

These documents may also be accessed on our website at www.americaneagleenergy.com. Except as otherwise specifically incorporated by reference in this prospectus, information contained in, or accessible through, our website is not a part of this prospectus. You may request a copy of any or all of the information incorporated by reference, at no cost, by writing or telephoning us at the following address:

American Eagle Energy Corporation
2549 W. Main Street, Suite 202
Littleton, Colorado 80120
Attention: Corporate Secretary
(303) 798-5235

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, Baker & Hostetler LLP, Costa Mesa, California, will provide opinions regarding the validity of the shares of our Common Stock. Baker & Hostetler LLP may also provide opinions regarding certain other matters. Any underwriters will also be advised about legal matters by their own counsel, which will be named in the prospectus supplement.

EXPERTS

The consolidated financial statements of American Eagle Energy Corporation and subsidiaries as of December 31, 2012, and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report Hein & Associates LLP, Denver, Colorado, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The estimate of the reserves and income attributable to certain leasehold interests of American Eagle Energy Corporation, including the estimates of the reserves and income attributable to certain oil and gas properties of American Eagle Energy Inc. as of January 1, 2013, have been incorporated by reference herein and in the registration statement in reliance upon the report MHA Petroleum Consultants LLC, Denver, Colorado, independent consulting petroleum engineers, and upon the authority of said firm as an expert in such matters.

11,000,000 Shares

AMERICAN EAGLE ENERGY CORPORATION

Common Stock

$6.60 per Share

Prospectus Supplement

March 19, 2014

Sole Book-Running Manager

Johnson Rice & Company L.L.C.

Senior Co-Managers

Northland Capital Markets	Euro Pacific Capital

Co-Managers

Canaccord Genuity	Wunderlich Securities